UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated October 31, 2012.	3
2.	Relevant Event and Distribution to Security Holders, dated October 31, 2012.	12

2

92% of the group’s total sales generated in international markets

Grifols’ sales increased by 14.4%(1)

to 1,959.5 million euros in the first

nine months of 2012

•	Net profit(3) increases over 4 times, reaching 197.3 million euros
•	Adjusted EBITDA(2) has risen by 35.6%(1) to 632.7 millon euros, increasing to 32.3% of sales
•	Strong cash generation, with over 332 million euros of free cash flow
•	Confirmation in the third quarter of the implementation of Grifols’ commercial strategy focused on growth in regions with better margins and shorter collection periods
•	Grifols is committed to supply products in every country in which it has a presence, while focusing growth in specific regions
•	9.7% quarterly sales’ growth in North America at constant currency exceeding prior quarter’s growth rate

Barcelona, October 31, 2012.- Grifols (MCE:GRF, MCE:GRF.P and NASDAQ:GRFS) third company worldwide in plasma proteins therapies, saw sales revenue rise by 14.4% (7.8% at constant currency, cc) during the first nine months of the year, reaching 1,959.5 million euros to September, compared to 1,712.6 million euros that would have been achieved on a pro-forma(1) basis by Grifols and Talecris for the same period of 2011.

The ongoing internationalization of the group’s business continues, with a gradual reduction of Spain in the sales mix, falling to 8%, compared with a pro-forma(1) figure of 11% for the same period of 2011. In reported terms(3), sales rose by 62.5% (53.1% cc).

Grifols maintains its commitment to supply products in every country in which it has a presence, although the solidity of demand for plasma derivatives and the balanced increase in production have enabled it to establish a selective distribution strategy, increasing additional sales in regions less affected by austerity measures, with shorter payment terms and better margins.

•	Accumulated sales in North America increased by 22.5%(1)

The United States and Canada lead the development of Grifols’ recurring sales (excluding Raw Materials) with growth of 22.5% in pro-forma terms(1) (12.8% cc) and sales of 1,239.2 million euros until the third quarter of 2012, representing 63.2% of the group’s revenues. In reported terms(3) the increase is 107.8% (91.3% cc).

A key development has been the consolidation of Grifols in the United States as a leader in the market for plasma-derived biological medicines (Bioscience division), following reorganization of its product portfolio after the acquisition and integration of Talecris.

(1) Unaudited pro-forma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Not including costs associated to the acquisition of Talecris and non-recurring costs.

(3) Reported figures do not include Talecris’ sales from January to May 2011, as the purchase of Talecris took place in June 2011. 4 months of consolidated figures included.

3

•                  Sales revenue in the European Union remained stable, representing almost 22% of total sales

Grifols’ recurring income in the European Union, excluding Spain, remained stable at around 262 million euros, while revenues in Spain fell by 8.6%(1) to 165 million euros.

Continuing with the strategy launched in preceding quarters, Grifols has kept control over its exposure to certain countries in the South of Europe affected by austerity measures. In reported terms(3), growth in the EU was 10.8% (10.6% cc).

•                  Continued dynamism of sales in Rest of the World (ROW)

Overall, the accumulated sales revenue of Grifols outside of North America and the European Union amounted to 268.8 million euros, representing approximately 14% of total income and an increase of 13.8% (8.5% cc) compared to the same period of 2011 in pro-forma terms(1). In reported terms(3), this represents an increase of 30.2% (24.2% cc).

The performance of Latin America was particularly noticeable with income rising by 18.5% (15.6% cc) in pro-forma terms(1) while in other geographic regions within ROW, including Asia-Pacific region and China, growth was 10.2% (3.3% cc) (1).

•                  All divisions have maintained their rate of growth

The increased sales volume was confirmed across all divisions and remained the principal driver of growth. Exchange rate movements have favored comparison with respect to the first nine months of the year.

In pro-forma terms(1), accumulated sales to September 2012 of the Bioscience division grew by 14.3% (7.2% cc) to 1,734.8 million euros, representing 88.5% of total sales revenue. On a reported(3) basis, sales in this division grew by 70.5% (59.9% cc).

Volume growth in the main plasma derivatives continued. Within this division and particularly in the United States sales of specific immunoglobulins performed well. Grifols has specific immunoglobulins for the treatment of infections such as rabies, tetanus, hepatitis B and Rh incompatibility.

The comparison with factor VIII 2011 pro-forma data is impacted by the sale of Koate® rights in the United States to Kedrion, as part of the agreement signed with the Federal Trade Commission (FTC) for the approval of the acquisition of Talecris. Grifols continues during 2012 to consolidate and promote the penetration of its factor VIII Alphanate® in the United States, with double digit growth for the quarter.

Diagnostic increased its sales revenue by 16.9% (14.5% cc) to 102.3 million euros, as part of its internationalization drive. Demand continues to rise in markets with dynamic economies in the context of a moderate price recovery. Inmunohematology reagent cards have shown a good performance worldwide with a 29% increase in units sold.

Hospital division’s sales are mainly focused in Spain hence it is the division most affected by measures to rationalize health expenditure implemented by the Spanish authorities. However divisional sales rose by 4.8% (4.4% cc) to 74.1 million euros.

(1) Unaudited pro-forma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Not including costs associated to the acquisition of Talecris and non-recurring costs.

(3) Reported figures do not include Talecris’ sales from January to May 2011, as the purchase of Talecris took place in June 2011. 4 months of consolidated figures included.

4

These divisions accounted for 5.2% and 3.8% of Grifols total sales revenue, respectively.

Finally, the sales of the Raw Materials & Others division, which represent approximately 2.5% of the total, rose to 48.3 million euros. This division includes, among others, income from royalties, previously included by Talecris as part of Bioscience and income derived from the manufacturing agreements with Kedrion.

Margins & Profits

The positive performance of sales, with lower exposure to Europe, and the gradual optimization of yields per liter of plasma (raw material) as a consequence of the improvement and greater flexibility of manufacturing processes, is helping to improve margins and put the group’s results on a firm footing.

•                  Adjusted(2) EBITDA to sales margin improves by over 500 bps

From January to September 2012 Grifols’ adjusted EBITDA(2) rose by 35.6%(1), to 632.7 million euros. This represents 32.3% of sales and an increase of more than 500 bps with respect to the same pro-forma(1) period of 2011. On a reported basis(3), adjusted EBITDA(2) grew by 100.3%.

The gross operating result (EBITDA) taking into account costs associated with the acquisition of Talecris and other non-recurring costs, stood at 607.8 million euros to September 2012, representing a ratio to sales of 31.0%, compared to the figure of 20.2% reported(3) for the same period of 2011.

•                  Net profit(3) grows over 4 times

Net profit stood at 197.3 million euros to September 2012 equivalent to 10.1% of sales.

Grifols pro-forma results(1) for the first nine months of 2012

(In million of euros)	9M2012	9M2011	% VAR.	% VAR. comp
SALES	1,959.5	1,712.6	14.4%	7.8%
Bioscience Division	1,734.8	1,517.4	14.3%	7.2%
Hospital Division	74.1	70.7	4.8%	4.4%
Diagnostic Division	102.3	87.5	16.9%	14.5%
Raw Materials & Others	48.3	37.0	30.7%	21.6%

ADJUSTED(2) EBITDA	632.7	466.5	35.6%
% of sales	32.3%	27.2%	+510 bp.

(1) Unaudited pro-forma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Not including costs associated to the acquisition of Talecris and non-recurring costs.
(3) Reported figures do not include Talecris’ sales from January to May 2011, as the purchase of Talecris took place in June 2011. 4 months of consolidated figures included.

5

Grifols reported results(3) for first nine months of 2012

(In million of euros)	9M2012	9M2011	% VAR.	% VAR. CC
SALES	1,959.5	1,205.5	62.5%	53.1%
Bioscience Division	1,734.8	1, 017.3	70.5%	59.9%
Hospital Division	74.1	70.7	4.8%	4.4%
Diagnostic Division	102.3	87.5	16.9%	14.5%
Raw Materials & Others	48.3	30.0	60.8%	49.6%

EBITDA	607.8	243.2	149.9%
% of sales	31.0%	20.2%
ADJUSTED(2) EBITDA	632.7	315.9	100.3%
% of sales	32.3%	26.2%	+610 pbs.
NET PROFIT	197.3	43.8	350.6%
% of sales	10.1%	3.6%

Key indicators for the third quarter

The sales reported by Grifols from July to September 2012 totaled 642.8 million euros and represent an increase of 12.9% (1.6% cc) with respect to the same period of the previous year.

By geographic region, North America saw particularly impressive growth in sales, increasing 26.6% (9.7% cc) in accordance with Grifols’ strategy to increase its activity in countries with higher margins and shorter collection periods. This result demonstrates the positive impact of the restructuring of the sales force in this market, specialized by product line (immunology, pulmonary and hematology), together with strong sales of alpha1antitrypsin which have hit record levels during the quarter.

Sales revenue in the European Union fell by 6.5% (6.9% cc), due to the economic situation in Southern Europe. Excluding sales in Spain, Portugal and Italy sales in the region increased by 3% (1.9% cc).  Sales in other regions grew by 2.8% during the quarter, negatively affected by the seasonal nature of tenders. In particular Brazil and Russia, that made a very positive contribution during the first quarter of 2012.

Tender seasonality outside of the North American market may cause significant quarterly fluctuations, and for this reason for comparative purposes the results obtained from January to September 2012 are more representative.

The Bioscience division, with sales revenue of 571.1 million euros, delivered growth of 15.4%, accounting for 88.8% of the group’s total income. The Diagnostic division generated 32.7 million euros, while Hospital accounted for 22.5 million euros. These divisions represent 5.1% and 3.5% of the group’s total income, respectively, with growth  for the quarter of 6.6% and 5.1% respectively.

(1) Unaudited pro-forma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Not including costs associated to the acquisition of Talecris and non-recurring costs.

(3) Reported figures do not include Talecris’ sales from January to May 2011, as the purchase of Talecris took place in June 2011. 4 months of consolidated figures included.

6

With respect to the Raw Materials & Others division, which experienced a decline of 26.3% (35.1% cc), it is important to note for comparison purposes, that the third quarter of 2011 this division included a one-off sale of plasma to Kedrion, resulting from the agreements imposed by the FTC to acquire Talecris.

Sales by division three months ended September 2012

(In millions of euros)	3Q2012	% sales	3Q2011	% sales	% VAR.	% VAR. CC
BIOSCIENCE	571.1	88.8%	494.9	86.9%	15.4%	3.1%
Hospital	22.5	3.5%	21.5	3.8%	5.1%	4.4%
Diagnostic	32.7	5.1%	30.6	5.4%	6.6%	2.5%
Raw Materials & Others	16.5	2.6%	22.3	3.9%	-26.3%	-35.1%
Total	642.8	100%	569.3	100%	12.9%	1.6%

Key Balance Sheet items as of September 2012

Total consolidated assets as of September 2012 amounted to 5,837.3 million euros, compared to 5,807.7 million euros reported in December 2011.

Debtor balances have significantly decreased, with average collection terms improving by 10 days. Average collection terms for the group as of September 2012 was 55 days compared to 65 days as of December 2011.

Cash flow generation during the first nine month of 2012 has been strong. The balance after debt and interest repayments is 400.6 million euros. The improvement to cash flow generation is mainly due to positive results, and the optimization of stock levels and collection terms that have contributed to the generation of over 332 million euros of free cash flow.

•                  Grifols continues its debt reduction strategy

Grifols’ net financial debt at the end of the third quarter of 2012 stood at 2,519.1 million euros, demonstrating a significant reduction with respect to the 2,738.2 million euros reported in December 2011. The leverage ratio decreased to 3.16 times adjusted(2) EBITDA, below the 3.55 times at the end of the second quarter of 2012, and the 4.34 times as of December 2011.

During the first nine months of the year, Grifols had net cancellations of debt totalling 222.3 million euros, including voluntary principal repayments. The ongoing debt reduction has enabled the group to strengthen its balance sheet as a result both of the strong results obtained and the positive development of cash flows.

•                  Capital Expenditure

During the first nine months of 2012, Grifols sustained its investment plan (CAPEX) to gradually expand the capacity of its manufacturing facilities in Spain and the United States. As of September 2012 the group has invested a total of 113 million euros.

(1) Unaudited pro-forma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Not including costs associated to the acquisition of Talecris and non-recurring costs.

(3) Reported figures do not include Talecris’ sales from January to May 2011, as the purchase of Talecris took place in June 2011. 4 months of consolidated figures included.

7

Investments related to the construction of the new plasma fractionation plant at Parets del Vallés (Barcelona, Spain) continue to make good progress, as do those designed to increase the plasma fractionation capacity of the facilities at Clayton (North Carolina, United States), among others.

In addition, Grifols has completed the construction of Phase III of the manufacturing complex at Las Torres de Cotillas (Murcia, Spain), with the opening planned during November 2012.

•                  Net Equity

Grifols net equity increased to 1,854.1 million euros, mainly as a result of the positive results during the period. To September 2012, Grifols’ share capital amounted to 117.9 million euros, represented by 213,064,899 ordinary shares (Class A), and 113,499,346 non-voting shares (Class B).

•                  Grifols allocates approximately 4.6% of its sales to R&D

As a pioneer in the research and development of therapeutic alternatives designed to contribute to both scientific and social development, Grifols remains actively committed to research. From January to September 2012 it has invested 90.4 million euros to R&D, approximately 4.6% of sales and growing 3.7%(1) compared to the same period of 2011.

Grifols commitment is expressed both through a solid investment policy and by the acquisition of participations in R&D companies and projects in fields of medicine other than Grifols’ main activity, such as advanced therapies, with the aim of guaranteeing the funding required to provide continuity to such initiatives.

Analysis by business area and third quarter highlights

Bioscience Division: 88.5% of income

•                  Double digit growth in North America

Grifols has consolidated its leading position in the North American market, with high sales volumes in the main plasma derived proteins and the strengthening of Alphanate® (FVIII) in this market following the divestment of Koate® as a result of the agreements with the FTC.

•                  Agreement to purchase three plasma donor centers in the USA from Canadian firm Cangene

On completion of this operation Grifols will own 150 plasmapheresis centers in the United States.

•                  Approval of the new purification plant for coagulation factors in Los Angeles

Health authorities in the United States (FDA) and in Europe (EMA) have approved the new purification plant for coagulation factors (FVIII and FIX) in the Grifols’ production facilities of Los Angeles. This plant substitutes the old purification area.

(1) Unaudited pro-forma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Not including costs associated to the acquisition of Talecris and non-recurring costs.

(3) Reported figures do not include Talecris’ sales from January to May 2011, as the purchase of Talecris took place in June 2011. 4 months of consolidated figures included.

8

•                  First validation tests with plasma at the new Clayton plant

The first tests with plasma have started at the new plant in Clayton (North Carolina) known as NFF. These tests are part of the validation process of facilities and equipment at the new production plant. It is expected the validation process will take two years approximately.

•                  Research of new uses for plasma derived proteins

Grifols remains committed to R&D. During the third quarter it has started phase II, which evaluates safety and tolerance, of the clinical trial for the treatment of cystic fibrosis using an inhaled formulation of alpha1-antitrypsin (plasma derivative). Grifols has also published the results of the phase I clinical trial demonstrating the safety and good tolerance of plasmin (plasma derivative) for the treatment of patients with acute peripheral arterial occlusion (aPAO).

Diagnostic Division: 5.2% of sales

•                  New DG Gel® cards dosing line

The installation of a new dosing line for gel cards (DG Gel®) in the Barcelona plant has been completed. The new line’s objective is to increase the production speed in order to meet market’s strong demand.

•                  Gri-Cei project in Brazil

Gri-Cei, has been jointly incorporated in Brazil by Grifols and CEI (Comércio Exportação e Importação de Materiais Médicos Ltda,) its Brazilian partner. Gri-Cei will manufacture bags for the extraction and conservation of blood components. Its main project is to build a new plant. Construction will start shortly, after the acquisition of land in the metropolitan area of Curitiba and the presentation of the project.

•                  Grifols installs first Erytra analyzer in Mexico

Grifols has installed its first high performance immunohematology analyzer, Erytra, at the Blood Bank of the National Institute of Pediatrics (INP) in Mexico.  The Mexican market is an important part for Grifols’ inmunohematology sales with 14% of this area’s sales.

Hospital Division: 3.8% of total revenues

•                  Grifols strengthens the internationalization of the division, through promotion of its third party manufacturing strategy

Hospital division has continued to promote its internationalization through Grifols Partnership and the manufacturing of pre-diluted drugs for third parties. Of particular note is the strategic manufacturing agreement signed in the United States with Mylan Institutional that will allow both companies to consolidate and expand their position in the hospital market.

•                  FDA inspection of the solutions plant in Barcelona

Health Authorities in the United States (FDA) undertook the inspection of the parenteral intravenous (IV) solutions plant in Barcelona. This inspection is one of the prerequisites to continue with the internationalization of the division that plans to have approval of the solutions plants in Barcelona and Murcia.

(1) Unaudited pro-forma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Not including costs associated to the acquisition of Talecris and non-recurring costs.

(3) Reported figures do not include Talecris’ sales from January to May 2011, as the purchase of Talecris took place in June 2011. 4 months of consolidated figures included.

9

•      First BlisPack® system installed in Chile

Grifols has installed in Chile its BlisPack® system designed and manufactured to automate blister cutting and the electronic identification of medications for hospital use. Currently there are BlisPack® devices installed at hospitals in Spain, Portugal, Brazil, France and Singapore.

Presentation of global strategy for the investigation of Alzheimer’s

Coinciding with “World Alzheimer’s Day” (21 September), Grifols presented the main research projects that constitute the group’s global Alzheimer’s research strategy, the aim of which is to provide an integrated approach to this degenerative disease, covering: treatment with plasma derivatives, early diagnosis, and prevention and protection through the use of vaccines. This strategy is pursued both directly and through Araclon Biotech, a company in which Grifols has a majority stake.

The treatment of Alzheimer’s with plasma derivatives is based on the use of hemopheresis as a novel therapeutic approach. This consists of the extraction of a limited amount of plasma from the patient (up to 800 ml) and its replacement with albumin or intravenous immunoglobulin (IVIG), two of the main plasma proteins. This achieves a triple action mechanism that is currently being evaluated by the AMBAR clinical trial (“Alzheimer Management By Amyloid Removal”), in which a total of 350 Alzheimer’s patients in a medium-moderate state are participating, drawn from hospitals in both Spain and the United States.

The trial in Spain has started, and currently there are 18 patients included and a similar number of pre-selected patients. The FDA has given green light to the trial.

The projects related to early diagnosis of the disease and vaccines are implemented through Araclon Biotech. Work is currently under way on the validation of a diagnosis kit and on the development of a vaccine against Alzheimer’s disease that would make it possible to combat the disease during the asymtompatic/pre-clinical stages. The vaccine has already passed the animal experimentation stage and is pending approval by the Spanish Medicines Agency for the start of clinical trials in humans.

Acquisition of 40% of VCN Bioscience, ensuring the viability of its tumor’s research projects

Grifols has acquired 40% of the capital of biotechnology firm VCN Bioscience, dedicated to the investigation of new therapeutic approaches to tumors for which there is currently no effective treatment. The firm’s most advanced project focuses on the treatment of pancreatic cancer and Grifols’ stake in the firm’s capital will enable it to continue to develop this new therapeutic approach, currently at the preclinical phase and scheduled to enter the clinical phase in 2013. Grifols stake in VCN Bioscience is framed within the company’s policy to contribute to R&D in medicine fields other than its main activities, such as advance therapies.

Modification of ADS ratio (“American Depository Shares”)

The exchange rate for ADSs quoted on the NASDAQ was modified during the quarter. With effect from 23 July 2012, one Grifols ADS B represents one share B.

(1) Unaudited pro-forma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Not including costs associated to the acquisition of Talecris and non-recurring costs.

(3) Reported figures do not include Talecris’ sales from January to May 2011, as the purchase of Talecris took place in June 2011. 4 months of consolidated figures included.

10

About Grifols

Grifols, with presence in more than 100 countries, is a global pharmaceutical company specializing in the Hemotherapy sector, the medical discipline that treats disease using blood components. The company’s class A shares have been listed on the Spanish Stock Exchange (MCE:GRF) since 2006 and have been part of the Ibex-35 since 2008.  In 2011, the company listed non-voting class B shares on the Mercado Continuo (MCE:GRF.P) and in NASDAQ-United States via ADRs  (NASDAQ: GRFS).

Grifols is the third company worldwide in plasma protein therapies, in terms of capacity after the recent purchase of Talecris, with a balanced and diversified range of products.  In upcoming years, the company will strengthen its leadership in the industry as a vertically integrated company, as a result of on-going investment plans. Grifols is the world leader in plasma collection with 150 plasma donor centers in the United States to ensure a continued and reliable supply of human plasma for the production of plasma therapies. In terms of production capacity (fractionation), Grifols owns and operates several plants in Spain and the United States that allow it to respond to the growing market demand. Grifols’ sustained growth will be supported by a strong presence in the United States, Canada and Europe, where upcoming sales are expected to represent 53%, 7% and 26%, respectively.

DISCLAIMER

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.  This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

(1) Unaudited pro-forma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Not including costs associated to the acquisition of Talecris and non-recurring costs.

(3) Reported figures do not include Talecris’ sales from January to May 2011, as the purchase of Talecris took place in June 2011. 4 months of consolidated figures included.

11

third quarter 2012 report

2 third quarter 2012 report DISCLAIMER The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

3 third quarter 2012 report Confirmation in the third quarter of the implementation of Grifols’ CommerCial strateGy foCused on growth in regions with better margins and shorter ColleCtion periods 9.7% quarterly sales’ Growth in north ameriCa at Constant CurrenCy exceeding prior quarter’s growth rate grifols keeps its commitment to supply products in every Country in whiCh it has a presenCe, while foCusinG Growth in speCifiC reGions Grifols’ exposure to southern europe has diminished, reducing the proportion of the group’s total income derived from this area spain Generates 8% of the Group’s total sales revenue, with the remaining 92% generated in international markets 1 Unaudited pro-forma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Not including costs associated to the acquisition of Talecris and non-recurring costs. 3 Reported figures do not include Talecris’ sales from January to May 2011, as the purchase of Talecris took place in June 2011. 4 months of consolidated figures included. sales growth of grifols’ principal plasma derivatives continues and it Consolidates its leadership in the united states in produCts suCh as alpha1-antitrypsin positive evolution of all divisions; Grifols promotes the internationalization of the hospital division

4 third quarter 2012 report 1. profit and loss: main indicators sales performance: pro-forma1 and reported3 results Grifols’ accumulated revenues have risen by 14.4% (7.8% at constant currency, cc) during the first nine months of the year, reaching 1,959.5 million euros to September, compared to 1,712.6 million euros that would have been achieved on a pro-forma1 basis by Grifols and Talecris for the same period of 2011. The ongoing internationalization of the group’s business continues, with a gradual reduction of Spain in the sales mix, falling to 8%, compared with a pro-forma1 figure of 11% for the same period of 2011. In reported terms3, sales rose by 62.5% (53.1% cc). Grifols maintains its commitment to supply products in every country in which it has a presence, although the solidity of demand for plasma derivatives and the balanced increase in production have enabled it to establish a selective distribution strategy, increasing additional sales in regions less affected by austerity measures, with shorter payment terms and better margins. results for the nine month period ended september 2012 Net profit3 increases over 4 times, reaching 197.3 million euros Adjusted EBITDA2 has risen by 35.6%1 to 632.7 million euros, increasing to 32.3% of sales The group’s accumulated sales have risen by 14.4%1 to stand at 1,959.5 million euros to September 2012 Strong cash generation, with over 332 million euros of free cash flow Accumulated sales in North America increased by 22.5%1 The United States and Canada lead the development of Grifols’ recurring sales (excluding Raw Materials) with growth of 22.5% in pro-forma terms1 (12.8% cc) and sales of 1,239.2 million euros until the third quarter of 2012, representing 63.2% of the group’s revenues. In reported terms3 the increase is 107.8% (91.3% cc). A key development has been the consolidation of Grifols in the United States as a leader in the market for plasma-derived biological medicines (Bioscience division), following reorganization of its product portfolio after the acquisition and integration of Talecris.

5 third quarter 2012 report Sales revenue in the European Union remained stable, representing almost 22% of total sales Grifols’ recurring income in the European Union, excluding Spain, remained stable at around 262 million euros, while revenues in Spain fell by 8.6%1 to 165 million euros. Continuing with the strategy launched in preceding quarters, Grifols has kept control over its exposure to certain countries in the South of Europe affected by austerity measures. In reported terms3, growth in the EU was 10.8% (10.6% cc). Continued dynamism of sales in Rest of the World (ROW) Overall, the accumulated sales revenue of Grifols outside of North America and the European Union amounted to 268.8 million euros, representing approximately 14% of total income and an increase of 13.8% (8.5% cc) compared to the same period of 2011 in pro-forma terms1. In reported terms3, this represents an increase of 30.2% (24.2% cc). The performance of Latin America was particularly noticeable with income rising by 18.5%(15.6% cc) in pro-forma terms1 while in other geographic regions within ROW, including Asia-Pacific region and China, growth was 10.2% (3.3% cc)1. All divisions have maintained their rate of growth The increased sales volume was confirmed across all divisions and remained the principal driver of growth. Exchange rate movements have favored comparison with respect to the first nine months of the year. In pro-forma terms1, accumulated sales to September 2012 of the Bioscience division grew by 14.3% (7.2% cc) to 1,734.8 million euros, representing 88.5% of total sales revenue. On a reported3 basis, sales in this division grew by 70.5% (59.9% cc). Volume growth in the main plasma derivatives continued. Within this division and particularly in the United States sales of specific immunoglobulins performed well. Grifols has specific immunoglobulins for the treatment of infections such as rabies, tetanus, hepatitis B and Rh incompatibility. The comparison with factor VIII 2011 pro-forma data is impacted by the sale of Koate® rights in the United States to Kedrion, as part of the agreement signed with the Federal Trade Commission (FTC) for the approval of the acquisition of Talecris. Grifols continues during 2012 to consolidate and promote the penetration of its factor VIII Alphanate® in the United States, with double digit growth for the quarted.

6 third quarter 2012 report Diagnostic increased its sales revenue by 16.9% (14.5% cc) to 102.3 million euros, as part of its internationalization drive. Demand continues to rise in markets with dynamic economies in the context of a moderate price recovery. Inmunohematology reagent cards have shown a good performance worldwide with a 29% increase in units sold. Hospital division’s sales are mainly focused in Spain hence it is the division most affected by measures to rationalize health expenditure implemented by the Spanish authorities. However divisional sales rose by 4.8% (4.4% cc) to 74.1 million euros. These divisions accounted for 5.2% and 3.8% of Grifols total sales revenue, respectively. Finally, the sales of the Raw Materials & Others division, which represent approximately 2.5% of the total, rose to 48.3 million euros. This division includes, among others, income from royalties, previously included by Talecris as part of Bioscience and income derived from the manufacturing agreements with Kedrion. reported sales by división thousands of euros 9m2012 %sales 9m2011 %sales % var % var CC bioscience 1,734,800 88.5 1,017,281 84.4 70.5 59.9 hospital 74,142 3.8 70,743 5.9 4.8 4.4 diagnostic 102,283 5.2 87,480 7.3 16.9 14.5 raw materials and others 48,291 2.5 30,036 2.4 60.8 49.6 total 1,959,516 100.0 1,205,540 100.0 62.5 53.1 reported sales by region thousands of euros 9m2012 %sales 9m2011 %sales % var % var CC eu 427,169 21.8 385,376 32.0 10.8 10.6 us + canada 1,239,239 63.2 596,492 49.5 107.8 91.3 r.o.w. 268,868 13.8 206,518 17.1 30.2 24.2 subtotal 1,935,276 98.8 1,188,386 98.6 62.8 53.4 raw materials 24,240 1.2 17,154 1.4 41.3 30.0 total 1,959,516 100.0 1,205,540 100.0 62.5 53.1

7 third quarter 2012 report margins and profits The positive performance of sales, with lower exposure to Europe, and the gradual optimization of yields per liter of plasma (raw material) as a consequence of the improvement and greater flexibility of manufacturing processes, is helping to improve margins and put the group’s results on a firm footing. Adjusted2 EBITDA to sales margin improves by over 500 bps From January to September 2012 Grifols’ adjusted EBITDA2 rose by 35.6%1, to 632.7 million euros. This represents 32.3% of sales and an increase of more than 500 bps with respect to the same pro-forma1 period of 2011. On a reported basis3, adjusted EBITDA2 grew by 100.3%. The gross operating result (EBITDA) taking into account costs associated with the acquisition of Talecris and other non-recurring costs, stood at 607.8 million euros to September 2012, representing a ratio to sales of 31.0%, compared to the figure of 20.2% reported3 for the same period of 2011. Net profit3 grows over 4 times Net profit stood at 197.3 million euros to September 2012 equivalent to 10.1% of sales. pro-forma1 figures - nine months (in millions of euros) 9m2012 9m2011 % var. % var. CC sales 1,959.5 1,712.6 14.4 7.8 adjusted ebitda2 632.7 466.5 35.6 % of sales 32.3 27.2 +510bps reported3 figures - nine months (in millions of euros) 9m2012 9m2011 % var. % var. CC sales 1,959.5 1,205.5 62.5 53.1 ebitda 607.8 243.2 149.9 % sales 31.0 20.2 adjusted ebitda2 632.7 315.9 100.3 % sales 32.3 26.2 +610bps net profit 197.3 43.8 350.6 % sales 10.1 3.6

8 third quarter 2012 report 2. key indicators for the third quarter of 2012 The sales reported by Grifols from July to September 2012 totaled 642.8 million euros and represent an increase of 12.9% (1.6% cc) with respect to the same period of the previous year. By geographic region, North America saw particularly impressive growth in sales, increasing 26.6% (9.7% cc) in accordance with Grifols’ strategy to increase its activity in countries with higher margins and shorter collection periods. This result demonstrates the positive impact of the restructuring of the sales force in this market, specialized by product line (immunology, pulmonary and hematology), together with strong sales of alpha1- antitrypsin which have hit record levels during the quarter. Sales revenue in the European Union fell by 6.5% (6.9% cc), due to the economic situation in Southern Europe. Excluding sales in Spain, Portugal and Italy sales in the region increased by 3% (1.9% cc). Sales in other regions grew by 2.8% during the quarter, negatively affected by the seasonal nature of tenders. In particular Brazil and Russia, that made a very positive contribution during the first quarter of 2012. Tender seasonality outside of the North American market may cause significant quarterly fluctuations, and for this reason for comparative purposes the third quarter sales by region thousands of euros 3q2012 %sales 3q2011 %sales % var % var CC eu 130,211 20.3 139,233 24.5 -6.5 -6.9 us + canada 416,524 64.8 329,074 57.8 26.6 9.7 r.o.w. 87,879 13.6 85,525 15.0 2.8 -5.6 subtotal 634,614 98.7 553,832 97.3 14.6 3.0 raw materials 8,197 1.3 15,495 2.7 -47.1 -54.2 total 642,811 100.0 569,327 100.0 12.9 1.6

9 third quarter 2012 report results obtained from January to September 2012 are more representative. The Bioscience division, with sales revenue of 571.1 million euros, delivered growth of 15.4%, accounting for 88.8% of the group’s total income. The Diagnostic division generated 32.7 million euros, while Hospital accounted for 22.5 million euros. These divisions represent 5.1% and 3.5% of the group’s total income, respectively, with growth for the quarter of 6.6% and 5.1% respectively. With respect to the Raw Materials & Others division, which experienced a decline of 26.3% (35.1% cc), it is important to note for comparison purposes, that the third quarter of 2011 this division included a one-off sale of plasma to Kedrion, resulting from the agreements imposed by the FTC to acquire Talecris. third quarter sales by division thousands of euros 3q2012 %sales 3q2011 %sales % var % var CC bioscience 571,105 88.8 494,872 86.9 15.4 3.1 hospital 22,551 3.5 21,461 3.8 5.1 4.4 diagnostic 32,679 5.1 30,649 5.4 6.6 2.5 raw materials and others 16,476 2.6 22,345 3.9 -26.3 -35.1 total 642,811 100.0 569,327 100.0 12.9 1.6

10 third quarter 2012 report 3. key balance sheet items as of september 2012 Total consolidated assets as of September 2012 amounted to 5,837.3 million euros, compared to 5,807.7 million euros reported in December 2011. Debtor balances have significantly decreased, with average collection terms improving by 10 days. Average collection terms for the group as of September 2012 was 55 days compared to 65 days as of December 2011 Cash flow generation during the first nine month of 2012 has been strong. The balance after debt and interest repayments is 400.6 million euros. The improvement to cash flow generation is mainly due to positive results, and the optimization of stock levels and collection terms that have contributed to the generation of over 332 million euros of free cash flow. grifols continues with its debt reduction strategy Grifols’ net financial debt at the end of the third quarter of 2012 stood at 2,519.1 million euros, demonstrating a significant reduction with respect to the 2,738.2 million euros reported in December 2011. The leverage ratio decreased to 3.16 times adjusted2 EBITDA, below the 3.55 times at the end of the second quarter of 2012, and the 4.34 times as of December 2011. During the first nine months of the year, Grifols had net cancellations of debt totalling 222.3 million euros including voluntary principal repayments. The ongoing debt reduction has enabled the group to strengthen its balance sheet as a result both of the strong results obtained and the positive development of cash flows. capital expenditure During the first nine months of 2012, Grifols sustained its investment plan (CAPEX) to gradually expand the capacity of its manufacturing facilities in Spain and the United States. As of September 2012 the group has invested a total of 113 million euros. Investments related to the construction of the new plasma fractionation plant at Parets del Vallés (Barcelona, Spain) continue to make good progress, as do those designed to increase the plasma fractionation capacity of the facilities at Clayton (North Carolina, United States), among others. In addition, Grifols has completed the construction of Phase III of the manufacturing complex at Las Torres de Cotillas (Murcia, Spain), with the opening planned during November 2012. net equity Grifols net equity increased to 1,854.1 million euros, mainly as a result of the positive results during the period. To September 2012, Grifols’ share capital amounted to 117.9 million euros, represented by 213,064,899 ordinary shares (Class A), and 113,499,346 non-voting shares (Class B). grifols allocates approximately 4.6% of its sales to r&d As a pioneer in the research and development of therapeutic alternatives designed to contribute to both scientific and social development, Grifols remains actively committed to research. From January to September 2012 it has invested 90.4 million euros to R&D, approximately 4.6% of sales and growing 3.7%1 compared to the same period of 2011. Grifols commitment is expressed both through a solid investment policy and by the acquisition of participations in R&D companies and projects in fields of medicine other than Grifols’ main activity, such as advanced therapies, with the aim of guaranteeing the funding required to provide continuity to such initiatives.

11 third quarter 2012 report analysis by business area and third quarter highlights bioscience division: 88.5% of income Double digit growth in North America Grifols has consolidated its leading position in the North American market, with high sales volumes in the main plasma derived proteins and the strengthening of Alphanate® (FVIII) in this market following the divestment of Koate® as a result of the agreements with the FTC. Agreement to purchase three plasma donor centers in the USA from Canadian firm Cangene On completion of this operation Grifols will own 150 plasmapheresis centers in the United States. Approval of the new purification plant for coagulation factors in Los Angeles Health authorities in the United States (FDA) and in Europe (EMA) have approved the new purification plant for coagulation factors (FVIII and FIX) in the Grifols’ production facilities of Los Angeles. This plant substitutes the old purification area. First validation tests with plasma at the new Clayton plant The first tests with plasma have started at the new plant in Clayton (North Carolina) known as NFF. These tests are part of the validation process of facilities and equipment at the new production plant. It is expected the validation process will take two years approximately. Research of new uses for plasma derived proteins Grifols remains committed to R&D. During the third quarter it has started phase II, which evaluates safety and tolerance, of the clinical trial for the treatment of cystic fibrosis using an inhaled formulation of alpha1-antitrypsin (plasma derivative). Grifols has also published the results of the phase I clinical trial demonstrating the safety and good tolerance of plasmin (plasma derivative) for the treatment of patients with acute peripheral arterial occlusion (aPAO).

12 third quarter 2012 report diagnostic division: 5.2% of sales New DG Gel® cards dosing line The installation of a new dosing line for gel cards (DG Gel®) in the Barcelona plant has been completed. The new line’s objective is to increase the production speed in order to meet market’s strong demand. Gri-Cei project in Brazil Gri-Cei, has been jointly incorporated in Brazil by Grifols and CEI (Comércio Exportação e Importação de Materiais Médicos Ltda,) its Brazilian partner. Gri-Cei will manufacture bags for the extraction and conservation of blood components. Its main project is to build a new plant. Construction will start shortly, after the acquisition of land in the metropolitan area of Curitiba and the presentation of the project. Grifols installs first Erytra analyzer in Mexico Grifols has installed its first high performance immunohematology analyzer, Erytra, at the Blood Bank of the National Institute of Pediatrics (INP) in Mexico. The Mexican market is an important part for Grifols’ inmunohematology sales with 14% of this area’s sales. hospital division: 3.8% of total revenues Grifols strengthens the internationalization of the division, through promotion of its third party manufacturing strategy Hospital division has continued to promote its internationalization through Grifols Partnership and the manufacturing of pre-diluted drugs for third parties. Of particular note is the strategic manufacturing agreement signed in the United States with Mylan Institutional that will allow both companies to consolidate and expand their position in the hospital market. FDA inspection of the solutions plant in Barcelona Health Authorities in the United States (FDA) undertook the inspection of the parenteral intravenous (IV) solutions plant in Barcelona. This inspection is one of the prerequisites to continue with the internationalization of the division that plans to have approval of the solutions plants in Barcelona and Murcia. First BlisPack® system installed in Chile Grifols has installed in Chile its BlisPack® system designed and manufactured to automate blister cutting and the electronic identification of medications for hospital use. Currently there are BlisPack® devices installed at hospitals in Spain, Portugal, Brazil, France and Singapore.

13 third quarter 2012 report presentation of global strategy for the investigation of alZheimer’s Coinciding with “World Alzheimer’s Day” (21 September), Grifols presented the main research projects that constitute the group’s global Alzheimer’s research strategy, the aim of which is to provide an integrated approach to this degenerative disease, covering: treatment with plasma derivatives, early diagnosis, and prevention and protection through the use of vaccines. This strategy is pursued both directly and through Araclon Biotech, a company in which Grifols has a majority stake. The treatment of Alzheimer’s with plasma derivatives is based on the use of hemopheresis as a novel therapeutic approach. This consists of the extraction of a limited amount of plasma from the patient (up to 800 ml) and its replacement with albumin or intravenous immunoglobulin (IVIG), two of the main plasma proteins. This achieves a triple action mechanism that is currently being evaluated by the AMBAR clinical trial (“Alzheimer Management By Amyloid Removal”), in which a total of 350 Alzheimer’s patients in a medium-moderate state are participating, drawn from hospitals in both Spain and the United States. The trial in Spain has started, and currently there are 18 patients included and a similar number of pre-selected patients. The FDA has given green light to the trial. The projects related to early diagnosis of the disease and vaccines are implemented through Araclon Biotech. Work is currently under way on the validation of a diagnosis kit and on the development of a vaccine against Alzheimer’s disease that would make it possible to combat the disease during the asymtompatic/pre-clinical stages. The vaccine has already passed the animal experimentation stage and is pending approval by the Spanish Medicines Agency for the start of clinical trials in humans. acqusition of 40% of vcn bioscience, ensuring the viability of its tumors’ research projects Grifols has acquired 40% of the capital of biotechnology firm VCN Bioscience, dedicated to the investigation of new therapeutic approaches to tumors for which there is currently no effective treatment. The firm’s most advanced project focuses on the treatment of pancreatic cancer and Grifols’ stake in the firm’s capital will enable it to continue to develop this new therapeutic approach, currently at the preclinical phase and scheduled to enter the clinical phase in 2013. Grifols stake in VCN Bioscience is framed within the company’s policy to contribute to R&D in medicine fields other than its main activities, such as advance therapies. modification of ads ratio (“american depository shares”) The exchange rate for ADSs quoted on the NASDAQ was modified during the quarter. With effect from 23 July 2012, one Grifols ADS B represents one share B.

14 third quarter 2012 report 5. pro-forma sales1 2012 pro-forma1 sales by division thousands of euros 9m2012 %sales 9m2011 %sales % var % var CC bioscience 1,734,800 88.5 1,517,388 88.6 14.3 7.2 hospital 74,142 3.8 70,743 4.1 4.8 4.4 diagnostic 102,283 5.2 87,480 5.1 16.9 14.5 raw materials and others 48,291 2.5 36,969 2.2 30.7 21.6 total 1,959,516 100.0 1,712,580 100.0 14.4 7.8 pro-forma1 sales by region thousands of euros 9m2012 %sales 9m2011 %sales % var % var CC eu 427,169 21.8 447,360 26.1 -4.5 -4.7 us + canada 1,239,239 63.2 1,011,724 59.1 22.5 12.8 r.o.w. 268,868 13.8 236,342 13.8 13.8 8.5 subtotal 1,935,276 98.8 1,695,426 99.0 14.1 7.5 raw materials 24,240 1.2 17,154 1.0 41.3 30.0 total 1,959,516 100.0 1,712,580 100.0 14.4 7.8

15 third quarter 2012 report reported profit and loss account3 thousands of euros 9m2012 9m2011 % var. net revenue 1,959,516 1,205,540 62.5 cost of sales (959,644) (655,062) 46.5 gross profit 999,872 550,478 81.6 % ON SALES 51.0 45.7 r&d (90,369) (58,387) 54.8 sga (399,045) (308,665) 29.3 operating expenses (489,414) (367,052) 33.3 operating profit 510,458 183,426 178.3 % ON SALES 26.1 15.2 financial result (208,130) (121,011) 72.0 share of profit of equity accounted investees (1,150) (942) 22.1 profit before tax 301,178 61,473 389.9 % ON SALES 15.4 5.1 income tax expense (105,060) (17,795) 490.4 net profit for the year 196,118 43,678 349.0 profit attributable to non-controlling interests 1,225 115 965.2 group net profit 197,343 43,793 350.6 % ON SALES 10.1 3.6 ebitda 607,784 243,191 149.9 % ON SALES 31.0 20.2 adjusted ebitda2 632,654 315,900 100.3 % ON SALES 32.3 26.2

16 third quarter 2012 report balance thousands of euros september 2012 december 2011 assets non-current assets 3,915,897 3,878,503 goodwill and other intangible 2,906,566 2,903,408 property, plant & equipment 809,060 775,869 other non-current assets 200,271 199,226 current assets 1,921,424 1,929,215 inventories 1,024,792 1,030,341 trade and other receivables 479,529 531,989 other current financial assets 795 16,904 other current assets 15,708 9,395 cash and cash equivalents 400,600 340,586 ToTal asseTs 5,837,321 5,807,718 lialibitities equity 1,854,122 1,664,994 capital 117,882 117,882 share premium reserve 890,355 890,355 reserves 619,063 568,274 treasury stock (1,929) (1,927) earnings 197,343 50,307 non-controlling interest 4,177 2,487 other comprehensive income 27,231 37,616 non-current liabilities 3,341,991 3,496,647 financial liabilities 2,749,327 2,945,788 other non-current liabilities 592,664 550,859 current liabilities 641,208 646,077 financial liabilities 188,880 162,296 other current liabilities 452,328 483,781 ToTal equiTy and liabiliTies 5,837,321 5,807,718

17 third quarter 2012 report cash flow3 thousands of euros 9m12 9m11 net income 197,343 43,793 depreciation and amortitZation 97,327 59,765 net provisions 1,432 17,781 other adjustments-net 62,957 15,815 changes in inventories 3,391 8,059 changes in trade receivables 28,201 (30,833) changes in trade payables (42,480) (53,422) Change in operating working Capital (10,888) (76,196) net cash flow from operating activities 348,171 60,958 business combinations and investments in group companies (9,142) (1,624,869) capex (112,515) (98,911) r&d/other intangible assets (8,262) (6,348) other cash inflow /(outflow) 114,516 75,572 net cash flow from investing activities (15,403) (1,654,556) free Cash flow 332,768 (1,593,598) issue (purchase) of equity (2) (2,473) issue (repayment) of debt (222,262) 1,802,628 other cash flows from financing activities (50,784) (290,921) net cash flow from financing activities (273.048) 1,509,234 total cash flow 59,720 (84,364) cash and cash equivalents at the start of the year 340,586 239,649 effect of exchange rate changes in cash and cash equivalents 294 7,330 cash and cash equivalents at the end of the year 400,600 162,615

18 third quarter 2012 report grifols’ daily share price, class a & class b vs ibex 35 ( base 100, from january 1 to september 30 2012) 2012 Feb Mar Apr May Jun Jul Aug Sep grifols 197,69 grifols b 209,52 ibex 89,99 200 150 100 1 Unaudited pro-forma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Not including costs associated to the acquisition of Talecris and non-recurring costs. 3 Reported figures do not include Talecris’ sales from January to May 2011, as the purchase of Talecris took place in June 2011. 4 months of consolidated figures included.

Grifols, S.A. and

Subsidiaries

Condensed Consolidated Interim

Financial Statements

30 September 2012

(Together with the Report of Independent

Registered Public Accounting Firm)

KPMG Auditores, S.L. Torre Realia Plaça d’Europa, 41 08908 L’Hospitalet de Llobregat Barcelona

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Grifols, S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of September 30, 2012, the related condensed consolidated income statements and consolidated statements of comprehensive income for the three- and nine- month periods ended September 30, 2012 and 2011 and statements of changes in consolidated equity and consolidated statements of cash flow for the nine- month periods ended September 30, 2012 and 2011. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board.

KPMG Auditores, S.L.

Barcelona, Spain, October 30, 2012

KPMG Auditores S.L., a limited liability Spanish company, is a subsidiary of KPMG Europe LLP and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Reg. Mer Madrid, T. 11961, F.90, Sec. 8, H. M -188.007, Inscrip. 9 N.I.F. B-78510153

GRIFOLS, S.A. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements for the
three- and nine-month periods ended 30 September 2012

CONTENTS

•                  Condensed Consolidated Interim Financial Statements

•	Balance Sheet
•	Income Statement
•	Consolidated Comprehensive Income Statement
•	Statement of Cash Flows
•	Statement of Changes in Net Equity

•                  Notes to Condensed Consolidated Interim Financial Statements

(1)	General Information
(2)	Basis of Presentation and Accounting Principles Applied
(3)	Changes in the composition of the Group
(4)	Financial Risk Management Policy
(5)	Segment Reporting
(6)	Goodwill
(7)	Other Intangible Assets and Property, Plant and Equipment
(8)	Trade and Other Receivables
(9)	Capital and Reserves
(10)	Financial Liabilities
(11)	Finance Income and Expenses
(12)	Income Tax
(13)	Discontinued Operations
(14)	Commitments and Contingencies
(15)	Related Parties
(16)	Expenses by Nature
(17)	Subsequent Events

1

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 30 September 2012 and 31 December 2011

Assets	30/09/12	31/12/11
	(unaudited)
	(expressed in thousands of euros)
Non-current assets
Intangible assets
Goodwill (note 6)	1,905,820	1,895,101
Other intangible assets (note 7)	1,000,746	1,008,307
Total intangible assets	2,906,566	2,903,408
Property, plant and equipment (note 7)	809,060	775,869
Investments in equity accounted investees	2,823	1,001
Non-current financial assets	17,743	12,401
Deferred tax assets	179,705	185,824
Total non-current assets	3,915,897	3,878,503

Current assets
Inventories	1,024,792	1,030,341
Trade and other receivables
Trade receivables (note 8)	377,018	408,263
Other receivables (note 8)	41,639	108,616
Current income tax assets	60,872	15,110
Trade and other receivables	479,529	531,989
Other current financial assets	795	16,904
Other current assets	15,708	9,395
Cash and cash equivalents	400,600	340,586
Total current assets	1,921,424	1,929,215

Total assets	5,837,321	5,807,718

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 30 September 2012 and 31 December 2011

Equity and liabilities	30/09/12	31/12/11
	(unaudited)
	(expressed in thousands of euros)
Equity
Share capital (note 9)	117,882	117,882
Share premium (note 9)	890,355	890,355
Reserves (note 9)
Accumulated gains	569,967	518,775
Other reserves	49,096	49,499
Total reserves	619,063	568,274
Own shares (note 9)	(1,929)	(1,927)
Profit for the period / year attributable to the Parent	197,343	50,307
Total	1,822,714	1,624,891
Cash flow hedges	(34,799)	(21,184)
Translation differences	62,030	58,800
Other comprehensive income	27,231	37,616
Equity attributable to the Parent	1,849,945	1,662,507
Non-controlling interests	4,177	2,487

Total equity	1,854,122	1,664,994

Liabilities
Non-current liabilities
Grants	1,779	1,366
Provisions	3,602	11,052
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	2,637,079	2,809,225
Other financial liabilities	112,248	136,563
Total non-current financial liabilities (note 10)	2,749,327	2,945,788
Deferred tax liabilities	587,283	538,441
Total non-current liabilities	3,341,991	3,496,647

Current liabilities
Provisions	50,455	81,112
Current financial liabilities
Loans and borrowings, bonds and other marketable securities	181,315	147,789
Other financial liabilities	7,565	14,507
Total current financial liabilities (note 10)	188,880	162,296
Debts with associates	3,129	2,435
Trade and other payables
Suppliers	242,975	280,722
Other payables	25,991	27,335
Current income tax liabilities	47,618	4,691
Total trade and other payables	316,584	312,748
Other current liabilities	82,160	87,486
Total current liabilities	641,208	646,077

Total liabilities	3,983,199	4,142,724

Total equity and liabilities	5,837,321	5,807,718

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Income Statements

for the three- and nine-month periods ended 30 September 2012 and 2011

	Nine-Months’ Ended		Three-Months’ Ended
	30/09/12	30/09/11	30/09/12	30/09/11
	(unaudited)		(unaudited)
		(restated) *
	(expressed in thousands of euros)		(expressed in thousands of euros)
Continuing Operations
Net revenue (note 5)	1,959,516	1,205,540	642,811	570,199
Cost of sales	(959,644)	(655,062)	(308,946)	(305,662)
Gross Profit	999,872	550,478	333,865	264,537
Research and Development	(90,369)	(58,387)	(31,667)	(28,222)
Sales, General and Administration expenses	(399,045)	(308,665)	(130,635)	(121,618)
Operating Expenses	(489,414)	(367,052)	(162,302)	(149,840)
Operating Results	510,458	183,426	171,563	114,697
Finance income	965	2,823	(389)	1,062
Finance expenses	(221,020)	(123,554)	(71,652)	(68,008)
Change in fair value of financial instruments	14,293	2,938	(2,255)	(11,007)
Exchange losses	(2,368)	(3,218)	(54)	(1,096)

Finance income and expense (note 11)	(208,130)	(121,011)	(74,350)	(79,049)

Share of losses of equity accounted investees	(1,150)	(942)	(392)	(135)
Profit before tax	301,178	61,473	96,821	35,513
Income tax expense (note 12)	(105,060)	(17,795)	(34,153)	(10,448)
Profit after income tax from continuing operations	196,118	43,678	62,668	25,065
Consolidated profit for the period	196,118	43,678	62,668	25,065
Profit attributable to equity holders of the Parent	197,343	43,793	63,847	24,524
Loss attributable to non-controlling interest	(1,225)	(115)	(1,179)	541

Basic earnings per share (Euros)	0.60	0.18	0.20	0.08
Diluted earnings per share (Euros)	0.60	0.18	0.20	0.08

* See note 2

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Comprehensive Income

for the three- and nine-month periods ended 30 September 2012 and 2011

	Nine-Months’ Ended		Three-Months’ Ended
	30/09/12	30/09/11	30/09/12	30/09/11
	(unaudited)		(unaudited)
	(expressed in thousands of euros)		(expressed in thousands of euros)
Consolidated profit for the period	196,118	43,678	62,668	25,065

Other comprehensive income

Income and expenses generated during the period
Measurement of financial instruments	0	(563)	0	12
Available-for-sale financial assets	0	(804)	0	18
Tax effect	0	241	0	(6)

Cash flow hedges	(15,840)	(19,199)	(5,269)	(16,868)
Cash flow hedges	(25,016)	(31,647)	(8,547)	(27,818)
Tax effect	9,176	12,448	3,278	10,950

Translation differences	3,305	47,953	(41,196)	86,494

Income and expenses generated during the period	(12,535)	28,191	(46,465)	69,638

Income and expense recognised in the income statement:

Cash flow hedges	2,225	1,751	1,294	0

Cash flow hedges	3,475	2,870	2,045	0
Tax effect	(1,250)	(1,119)	(751)	0

Income and expense recognised in the income statement:	2,225	1,751	1,294	0

Other comprehensive income and expenses for the period	(10,310)	29,942	(45,171)	69,638

Total comprehensive income and expenses for the period	185,808	73,620	17,497	94,703

Total comprehensive income attributable to the Parent	186,958	73,740	18,668	93,627
Total comprehensive income / (losses) attributable to non-controlling interests	(1,150)	(120)	(1,171)	1,076

Total comprehensive income for the period	185,808	73,620	17,497	94,703

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Statement of Changes in Consolidated Equity

for the nine-month period ended 30 September 2012 and 2011

	Attributable to equity holders of the Parent
							Other comprehensive income
									Available-for	Equity
				Profit attributable					sale	attributable
	Share	Share		to	Interim	Own	Translation	Cash flow	financial	to	Non-controlling
	capital	premium	Reserves (*)	Parent	dividend	Shares	differences	hedges	assets	Parent	interests	Equity
	(expressed in thousands of euros)
Balances at 31 December 2010	106,532	121,802	403,604	115,513	0	(1,927)	(50,733)	(1,751)	0	693,040	14,350	707,390

Translation differences	—	—	—	—	—	—	47,958	—	—	47,958	(5)	47,953
Cash flow hedges	—	—	—	—	—	—	—	(17,448)	—	(17,448)	—	(17,448)
Available-for-sale financial assets Gains/(losses)	—	—	—	—	—	—	—	—	(563)	(563)	—	(563)

Other comprehensive income for the period	0	0	0	0	0	0	47,958	(17,448)	(563)	29,947	(5)	29,942

Profit/(loss) for the period				43,793						43,793	(115)	43,678

Total comprehensive income for the period	0	0	0	43,793	0	0	47,958	(17,448)	(563)	73,740	(120)	73,620

Other changes	—	—	(36)	—	—	—	—	—	—	(36)	(213)	(249)

Capital Increase	8,382	768,553	(2,473)	—	—	—	—	—	—	774,462	—	774,462

Other movements	—	—	52,864	—	—	—	—	—	—	52,864	—	52,864

Australian - Swiss group acquisition	—	—	2,168	—	—	—	—	—	—	2,168	(11,645)	(9,477)

Distribution of 2010 profit Reserves	—	—	115,513	(115,513)	—	—	—	—	—	0	—	0

Operations with equity holders or owners	8,382	768,553	168,036	(115,513)	0	0	0	0	0	829,458	(11,858)	817,600

Balances at 30 September 2011 (unaudited)	114,914	890,355	571,640	43,793	0	(1,927)	(2,775)	(19,199)	(563)	1,596,238	2,372	1,598,610

Balances at 31 December 2011	117,882	890,355	568,274	50,307	0	(1,927)	58,800	(21,184)	0	1,662,507	2,487	1,664,994

Translation differences	—	—	—	—	—	—	3,230	—	—	3,230	75	3,305

Cash flow hedges	—	—	—	—	—	—	—	(13,615)	—	(13,615)	—	(13,615)

Other comprehensive income for the period	0	0	0	0	0	0	3,230	(13,615)	0	(10,385)	75	(10,310)

Profit/(loss) for the period	—	—	—	197,343	—	—	—	—	—	197,343	(1,225)	196,118

Total comprehensive income for the period	0	0	0	197,343	0	0	3,230	(13,615)	0	186,958	(1,150)	185,808

Other changes	—	—	482	—	—	(2)	—	—	—	480	(59)	421

Adquisition non-controlling interests	—	—	—	—	—	—	—	—	—	0	2,899	2,899
Distribution of 2011 profit Reserves	—	—	50,307	(50,307)	—	—	—	—	—	0	—	0

Operations with equity holders or owners	0	0	50,789	(50,307)	0	(2)	0	0	0	480	2,840	3,320

Balances at 30 September 2012 (unaudited)	117,882	890,355	619,063	197,343	0	(1,929)	62,030	(34,799)	0	1,849,945	4,177	1,854,122

(*) Reserves include accumulated earnings and other reserves

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

for the nine-month period ended 30 September 2012 and 2011

	30/09/12	30/09/11
	(unaudited)
	(expressed in thousands of euros)
Cash flows from operating activities

Profit before tax	301,178	61,473
Adjustments for:	284,587	174,399
Amortisation and depreciation	97,327	59,765
Other adjustments:	187,260	114,634
Losses on equity accounted investments	1,150	942
Exchange differences	2,368	3,218
Net provision changes	1,432	17,781
Loss on disposal of fixed assets	749	7,585
Government grants taken to income	(1,258)	(1,081)
Finance expense / income	191,262	108,524
Other adjustments	(8,443)	(22,335)
Changes in capital and assets	(40,349)	(66,584)
Change in inventories	3,391	8,059
Change in trade and other receivables	44,601	(37,019)
Change in current financial assets and other current assets	(6,269)	2,228
Change in current trade and other payables	(82,072)	(39,852)
Other cash flows from operating activities	(197,245)	(108,330)
Interest paid	(154,757)	(104,497)
Interest received	1,319	1,970
Income tax paid	(43,807)	(5,803)

Net cash from operating activities	348,171	60,958

Cash flows from investing activities

Payments for investments	(129,919)	(1,730,941)
Group companies and business units (note 3)	(9,142)	(1,624,869)
Property, plant and equipment and intangible assets	(120,777)	(105,259)
Property, plant and equipment	(105,462)	(87,026)
Intangible assets	(15,315)	(18,233)
Other financial assets	0	(813)
Proceeds from the sale of property, plant and equipment	114,516	76,385
Group companies and business units	1,177	0
Property, plant and equipment	79,683	70,913
Other financial assets	33,656	5,472

Net cash used in investing activities	(15,403)	(1,654,556)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(2)	(2,473)
Issue	0	(2,473)
Acquisition of own shares	(2)	0
Proceeds from and payments for financial liability instruments	(222,261)	1,802,630
Issue	23,379	2,987,566
Redemption and repayment	(245,640)	(1,184,936)
Other cash flows from financing activities	(50,784)	(290,923)
Costs of financial instruments issued	(43,752)	(291,270)
Other payments from financing activities	(7,032)	347
Net cash from / (used in) financing activities	(273,047)	1,509,234
Effect of exchange rate fluctuations on cash	293	7,330
Net increase / (decrease) in cash and cash equivalents	60,014	(77,034)
Cash and cash equivalents at beginning of the period	340,586	239,649
Cash and cash equivalents at end of period	400,600	162,615

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

(1)         General Information

Grifols, S.A (hereinafter, Grifols, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain).  The Company’s statutory activity is the provision of corporate administrative, management and control services and investment in real and personal property. Its main activity consists of the provision of corporate administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011.

Grifols, S.A. is the parent company of a Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA) and Clayton (North Carolina, USA).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2011 prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB).

The Board of Directors of Grifols, S.A. authorised for issue these Condensed Consolidated Interim Financial Statements at their meeting held on 26 October 2012.

The figures in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of Grifols for the three- and nine-month period ended 30 September 2012 have been prepared based on the accounting records kept by Grifols and subsidiaries.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2011.

In addition, the following standards that entered into force in 2012 have, accordingly, been taken into account for the preparation of these condensed consolidated interim financial statements:

•  Amendment to IAS 12 Deferred tax: recovery of underlying assets (effective date: 1 January 2012)

•  Amendment to IFRS 1 Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters (effective date: 1 July 2011)

•  Amendments to IFRS 7 — Disclosures — Transfers of Financial Assets (effective date: 1 July 2011).

The application of these standards has not had a significant impact on the Group’s condensed consolidated interim financial statements or has not been applicable.

The IASB also issued the following standards that are effective for reporting periods beginning after 2012:

•  Amendments to IAS 1 — Presentation of components of other comprehensive income (effective for annual periods beginning on or after 1 July 2012)

•  IFRS 7 Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities (effective date: 1 January 2013)

•  IFRS 10 Consolidated Financial Statements (effective date: 1 January 2013)

•  IFRS 11 Joint Arrangements (effective date: 1 January 2013)

•  IFRS 12 Disclosures of Interests in Other Entities (effective date: 1 January 2013)

•  IFRS 13 Fair Value Measurement (effective date: 1 January 2013)

•  Amendment to IAS 19 Employee Benefits (effective date: 1 January 2013)

•  IAS 27 Separate Financial Statements (effective date: 1 January 2013)

•  IAS 28 Investments in Associates and Joint Ventures (effective date: 1 January 2013)

•  IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (effective date: 1 January 2013)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

•  Amendment to IFRS 1: Government Loans (effective date: 1 January 2013)

•  Improvement to IFRSs (2009-2011) issued on 17 May 2012 (effective date: 1 January 2013)

•  Transition Guidance (issued 28 June 2012): Amendment to IFRS10, IFRS 11 and IFRS 12 (effective date: 1 January 2013)

•  IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities (effective date: 1 January 2014)

•  IFRS 9 Financial Instruments (effective date: 1 January 2015).

The Group has not applied any of the standards or interpretations issued prior to their effective date. The Company’s Directors do not expect that any of the above amendments will have a significant effect on the condensed consolidated interim financial statements.

Responsibility regarding information, estimates, hypotheses, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three- and nine-month period ended 30 September 2012 is the responsibility of the Directors of the Parent Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These estimates are made based on the best information available and refer to:

•  The income tax expense which, according to IAS 34, is recognised in interim periods based on the best estimate of the average tax rate that the Group expects for the annual period.

•  The useful lives of property, plant, and equipment and intangible assets.

•  Measurement of assets and goodwill to determine any related impairment losses.

•  Evaluation of the capitalisation of development costs.

•  Evaluation of provisions and contingencies.

•  The assumptions used for calculation of the fair value of financial instruments.

•  Evaluation of the effectiveness of hedging derivatives.

•  Evaluation of the nature of leases (operating or financial).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

•  Assumptions used for determining the fair value of assets, liabilities and contingent liabilities in business combinations.

•  Evaluation of recoverability of tax credits.

•  Evaluation of the recoverability of receivables from public entities.

The estimates, hypotheses and relevant judgements used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2011.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the three- and nine-month period ended 30 September 2012 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

Comparative information

Change in the presentation of the consolidated income statements

In 2012 Grifols has decided to modify the presentation of the consolidated income statements by function instead of by nature as it considers that it better gives an understanding of the business performance and where previously presented has adjusted the comparatives accordingly.

Talecris Group acquisition in 2011

On 2 June 2011 the Group acquired 100% of the share capital of the American company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specializes in the production of plasma-derived biological medication, for a total of Euros 2,593 million (US Dollars 3,736 million).

This should be considered when comparing the nine-month period of 2011. Had the acquisition taken place at 1 January 2011, the Group’s revenue for the nine-month period ended 30 September 2011 would be Euros 507,039 thousand higher and consolidated profit for the period, excluding non-recurring items as transaction costs and stock option cancellation costs derived from the change of control, would be Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

74,705 thousand higher.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date were as follows:

	Thousands of	Thousands of
	Euros	Dollars

Cost of the business combination (measurement of Class B shares)	829,799	1,195,574

Cash paid (US Dollars 19 per share)	1,763,601	2,540,997

Total cost of the business combination	2,593,400	3,736,571

Fair value of net assets acquired	1,052,163	1,515,957

Goodwill (excess of cost of business combination over fair value of net assets acquired)	1,541,237	2,220,614

Cash paid	1,763,601	2,540,996
Cash and cash equivalents of the acquired company	(149,693)	(215,678)

Net cash outflow in respect of the acquisition	1,613,908	2,325,318

At 2 June 2011 not all the information necessary to allocate the purchase price correctly between the different balance sheet captions used in the business combination was available to the Group. During second quarter 2012, the Group has obtained additional information about facts and circumstances existing at acquisition date that has made possible to finalize the allocation of assets and liabilities more accurately in accordance with the amounts indicated in the table above whereas the purchase price allocation is now definitive. Goodwill has increased in Euros 2,514 thousand (see note 6) due to a change in the valuation of inventories as well as the recognition of a current provision due to an onerous contract both net of tax effect. No restatement of comparable figures for 2011 has been made as the change is not significant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

At the date of acquisition the amounts of recognized assets, liabilities and contingent liabilities are as follows:

	Fair Value		Book value
	Thousands of	Thousands of	Thousands of	Thousands of
	Euros	US Dollars	Euros	US Dollars
Intangible assets	846,504	1,219,643	21,122	30,432
Property, plant and equipment	466,674	672,384	306,401	441,462
Non-current financial assets	1,466	2,112	1,466	2,112
Deferred tax assets	55,985	80,663	55,985	80,663
Assets held for sale	8,200	11,814	2,254	3,247
Inventories	449,049	646,989	490,976	707,398
Trade and other receivables	188,067	270,969	188,068	270,968
Other assets	2,364	3,406	2,364	3,406
Cash and cash equivalents	149,693	215,678	149,693	215,678

Total assets	2,168,002	3,123,658	1,218,329	1,755,366

Non-current provisions	9,250	13,327	9,250	13,327
Non-current financial liabilities	6,289	9,061	6,289	9,061

Current financial liabilities	473,085	681,621	473,085	681,621
Current provisions	68,738	99,038	31,180	44,924
Trade and other payables	152,844	220,218	152,844	220,218
Other current liabilities	48,533	69,927	43,510	62,689
Deferred tax liabilities	357,100	514,509	15,125	21,792

Total liabilities and contingent liabilities	1,115,839	1,607,701	731,283	1,053,632

Total net assets acquired	1,052,163	1,515,957	487,046	701,734

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Note 1 (b) of the consolidated financial statements as at 31 December 2011 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main variances in the scope of consolidation during the interim period ended 30 September 2012 are detailed below:

Araclón Biotech, S.L.

On 29 February 2012 and in relation to the Grifols R&D strategic priorities, Grifols acquired 51% of the capital of Araclón Biotech, S.L for a total of Euros 8,259

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012 thousands.

Araclón Biotech, S.L. was founded as a spin-off from the University of Zaragoza in 2004. Its main areas of research focus on the validation and marketing of a blood diagnosis kit for Alzheimer’s and the development of an effective immunotherapy (vaccine) for this disease.

The operation was carried out by Gri-Cel, S.A., Grifols’ investment vehicle, that centralizes the group’s investments in R&D projects in fields of medicine other than its core business, such as advanced therapies.

Grifols has committed under certain conditions to finance Araclon’s on-going projects for the next five years. The total amount is expected not be higher than Euros 25 millions and it will result in Grifols’ increasing its share in the capital of Araclón Biothech, S.L.

At the date of preparation of these consolidated financial statements, the Group does not have all the necessary information to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination.

Details of the aggregate business combination cost, the provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or the amounts by which the business combination cost exceeds the fair value of the net assets acquired) are provided below:

Thousands of Euros

Cash paid	8,259

Total cost of the business combination	8,259

Fair value of net assets acquired (“Provisional” fair value)	2,259

Goodwill (excess of cost of business combination over fair value of net assets acquired) (note 6)	6,000

Cash paid	8,259
Cash and cash equivalents of the acquired company	(2,089)

Net cash outflow in respect of the acquisition	6,170

Goodwill generated in the acquisition is attributed mainly to workforce and other synergies related to research and development activity.

Had the acquisition taken place at 1 January 2012, the Group’s revenue and consolidated profit for the period would not have differed significantly.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

At the date of the acquisition the amounts of recognized assets, liabilities and contingent liabilities, which are provisional, are as follows:

	“Provisional”	“Provisional”
	Fair Value	Book Value
	Thousands of	Thousands of
	Euros	Euros
Intangible assets (note 7)	12,525	12,525
Property, plant and equipment (note 7)	668	668
Non-current financial assets	600	600
Trade and other receivables	142	142
Cash and cash equivalents	2,089	2,089

Total assets	16,024	16,024

Non-current grants	400	400
Non-current financial liabilities	3,532	3,532
Deferred tax liabilities	138	138
Current financial liabilities	6,770	6,770
Trade and other payables	736	736

Total liabilities and contingent liabilities	11,576	11,576

Total net assets acquired	4,448	4,448

If new information obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date identifies adjustments to the above amounts, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised.

GRI-CEI, S/A Produtos para transfusão

During the first half of 2012, Grifols has incorporated a new company, under the name Gri-Cei, S/A Produtos para transfusão with the Brazilian company CEI Comercio Exportação e Importação de Materiais Médicos, Ltda in which Grifols owns 60% of shares and has the control of the company. Gri-Cei was established in order to manufacture bags for extraction, separation, conservation and transfusion of blood components in Brazil.

VCN Bioscience, S.L.

On 6 July 2012, Grifols acquired 40% of the capital of VCN Bioscience, S.L. for a total of Euros 1,500 thousands.

The operation was carried out by Gri-Cel, S.A., Grifols’ investment vehicle, that centralizes the group’s investments in R&D projects in fields of medicine other than its core business, such as advanced therapies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

VCN Bioscience, S.L. is focused on the research and development of new therapeutic approaches for tumours that do not have effective treatment.

The investment in VCN Bioscience, S.L. has been treated as an equity-accounted investment.

Grifols has committed under certain conditions to finance VCN Bioscience, S.L.’s ongoing projects for a minimum amount of Euros 5 million and it will result in Grifols’ increasing its share in the capital of VCN Bioscience, S.L.

Summarised financial information of the acquired company at September 30, 2012 is as follows:

		Percentage	Thousands of Euros
	Country	ownership	Assets	Liabilities	Equity	Result

30/09/2012

VCN Bioscience, S.L.	Spain	40%	1,017	405	612	(516)

			1,017	405	612	(516)

(4)         Financial Risk Management Policy

At 30 September 2012 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2011.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the nine-and-three-month periods ended 30 September 2012 and 30 September 2011 is as follows:

	Net revenues (Thousands of Euros)
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
Segments	September 2012	September 2011	September 2012	September 2011
Bioscience	1,734,800	1,017,281	571,104	495,743
Hospital	74,142	70,743	22,551	21,454
Diagnostic	102,283	87,480	32,680	30,649
Raw materials + Other	48,291	30,036	16,476	22,353
	1,959,516	1,205,540	642,811	570,199

	Profit/(loss) (Thousands of Euros)
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
Segments	September 2012	September 2011	September 2012	September 2011
Bioscience	670,951	347,894	220,145	161,373
Hospital	1,412	5,559	(23)	773
Diagnostic	9,909	(10,442)	4,733	822
Raw materials + Other	32,065	15,190	11,976	11,496
Total income of reported segments	714,337	358,201	236,831	174,464
Unallocated expenses plus net financial result	(413,159)	(296,728)	(140,010)	(138,951)
Profit before income tax from continuing operations	301,178	61,473	96,821	35,513

The variance in the Bioscience and Raw materials + Other segment profit reflects mainly the incorporation of nine months of Talecris companies for the nine-month period ended 30 September 2012 and four months for the nine-month period ended 30 September 2011.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

The main variance in the Diagnostic profit is mainly due to the goodwill impairment of Euros 13 million recognized during the second quarter in 2011.

The main variance in unallocated expenses plus net financial result is mainly due to the incorporation of Talecris and financial costs from the acquisition of Talecris Biotherapeutics Holdings Corp.

(6)         Goodwill

Details and movement in goodwill during the nine-month period ended 30 September 2012 are as follows:

	Thousands of Euros
	Balance at	Business	Translation	Balance at
	31/12/11	Combination	differences	30/09/12
Net value

Grifols UK,Ltd. (UK)	8,225	0	383	8,608
Grifols Italia,S.p.A. (Italy)	6,118	0	0	6,118
Biomat USA, Inc. (USA)	116,748	0	82	116,830
Plasmacare, Inc. (USA)	39,722	0	28	39,750

Woolloomooloo Holdings Pty Ltd. (Australia)	10,870	0	232	11,102

Talecris Biotherapeutics (USA)	1,713,418	2,514	1,480	1,717,412
Araclón Biotech, S.L. (Spain)	0	6,000	0	6,000
	1,895,101	8,514	2,205	1,905,820

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies are expected to arise on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. As the synergies will benefit the Bioscience segment as a whole, the Group could not allocate to individual CGUs, that represents the lowest level at which goodwill is monitored for internal management purposes.

At 30 September 2012, on the basis of the profits generated during the nine-month period ended as of that date, there are no indications that the goodwill of the CGUs has been impaired.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

(7)         Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the nine months ended 30 September 2012 is as follows:

	Thousands of Euros
	Other intangible	Property, plant
	Assets	and equipment	Total
Total Cost at 31/12/2011	1,120,584	1,051,302	2,171,886
Total dep. & amort. At 31/12/2011	(112,013)	(268,221)	(380,234)
Impairment at 31/12/2011	(264)	(7,212)	(7,476)
Balance at 31/12/2011	1,008,307	775,869	1,784,176
Cost
Additions	15,314	110,939	126,253
Business Combination (note 3)	12,926	2,768	15,694
Disposals	(636)	(28,929)	(29,565)
Transfers	604	(1,891)	(1,287)
Translation differences	(1,846)	(4,230)	(6,076)
Total Cost at 30/09/2012	1,146,946	1,129,959	2,276,905
Depreciation & amortization
Additions	(37,915)	(59,412)	(97,327)
Business Combination (note 3)	(401)	(2,100)	(2,501)
Disposals	167	6,368	6,535
Transfers	1,194	93	1,287
Translation differences	2,824	5,459	8,283
Total dep. & amort. at 30/09/2012	(146,144)	(317,813)	(463,957)
Impairment
Net movement (mainly write-off)	208	4,126	4,334
Impairment at 30/09/2012	(56)	(3,086)	(3,142)
Balance at 30/09/2012	1,000,746	809,060	1,809,806

At 30 September 2012 there are no indications that these assets have been impaired.

During July 2012, the Group sold Melville fractionation facility for an amount of US Dollars 22.7 million (Euros 18.3 million) to Kedrion, resulting in a profit of Euros 0.6

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012 million.

Intangible assets include mainly currently marketed products (CMPs). Identifiable intangible assets corresponding to Gamunex have been recorded at fair value at the time of acquisition of Talecris and have been classified under CMPs. The total cost and accumulated amortization of CMPs at the beginning and end of the period is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/11	Additions	differences	30/09/12

Cost of current marketed products - Gamunex	927,429	0	645	928,074

Accumulated amortization of current marketed products - Gamunex	(18,033)	(23,362)	147	(41,248)

Carrying amount of current marketed products - Gamunex	909,396	(23,362)	792	886,826

The intangible assets recorded for our CMPs represents an aggregate of Gamunex’s product rights, regulatory approval documentation, brand name and hospital relationships related to Gamunex. Each of these components is closely intertwined and complimentary and they are subject to similar risks, namely, the regulatory approval process and market success of Gamunex.

The useful life of the CMP has been determined as finite and estimated to be 30 years. This useful life period mirrors the expected life cycle of Gamunex. The amortization method is straight line basis.

At 30 September 2012, the remaining useful life for current marketed products is 28 years and 8 months.

(8)         Trade and Other receivables

(a) Trade receivables

At the end of June 2012, the Group has collected an amount of Euros 157 million from Spanish government of which Euros 109 million correspond to credit rights previously sold to a financial institution to which the said amount has been transferred.

The Spanish government imposed that the interests claimed to Social Security should be forgiven in order to collect the principal of the receivables. As a result of this, Grifols has accounted for a loss of approximately Euros 11.6 million corresponding to the forgiven interest claimed and included under financial income and expenses.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

At 30 September 2012, some Group companies had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 173,749 thousand for the nine-month period ended at 30 September 2012 (Euros 134,560 thousand for the nine-month period ended 30 September 2011).

The deferred collection (equivalent to the continuing involvement) presented in the balance sheet under “Other receivables” amount to Euros 7,166 thousand as at 30 September 2012, which does not differ significantly of their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amount to Euros 6,821 thousand for the nine-month period ended 30 September 2012 (Euros 5,439 thousand for the nine months period ended 30 September 2011) (see note 11).

(b) Other receivables

During the first half of 2012, the Group has collected the remaining amount of US Dollars 84 million (Euros 67 million) in respect of the sale of the property included in the North Fractionation Facilities transaction (NFF), pending to be collected at 31 December 2011.

(9)         Capital and Reserves

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)         Share Capital and Share Premium

There were no variances in the Parent’s share capital and share premium during the nine months ended 30 September 2012.

Since 23 July 2012 the ADS representing Class B shares (non-voting shares) of the company have an exchange ratio in relation to the Class B shares of 1 to 1, this means 1 ADS represents 1 Class B share. The previous ratio was 2 ADS to 1 Class B share.

(b)         Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 September 2012, an amount of Euros 33,682 thousand which is equivalent to the carrying amount of research and development costs pending amortisation of certain Spanish companies (Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

29,705 thousand at 31 December 2011) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 30 September 2012 the legal reserve of the Parent Company amounts to Euros 21,323 thousand (Euros 21,306 at 31 December 2011).

Distribution of the legal reserves of other Spanish companies is subject to the same restrictions as those of the Parent Company and at 30 September 2012 and 31 December 2011 the balance of the legal reserves of the other Spanish companies amounts to Euros 2,106 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 687 thousand at 30 September 2012 and 31 December 2011.

(c)    Own Shares

The Parent Company has executed the following transactions with its own shares during the nine-month period ended 30 September 2012:

	Num. of shares	Thousand Euros

Balance at 1 January 2012	174.158	1.927

Acquisitions	250	2

Balance at 30 September 2012	174.408	1.929

No movements have taken place during the nine-month period ended 30 September 2011.

The Parent holds own shares equivalent to 0.05% of its capital at 30 September 2012 and 31 December 2011.

(d)         Dividends

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders of each company at their general meetings.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

As a consequence of the refinancing (see note 10) the leverage ratio limiting the distribution of dividends has been modified, improving from the leverage ratio of 3.75 to the new leverage ratio of 4.5.

The distribution of the profit for the year ended 31 December 2011 is presented in the consolidated statement of changes in equity.

There were no dividend payments during the nine-month period ended 30 September 2012 and 2011.

(10)       Financial Liabilities

(a)    Financial Liabilities

The detail of non-current financial liabilities at 30 September 2012 and 31 December 2011 is as follows:

	Thousands of Euros
Non-current financial liabilities	30/09/12	31/12/11

High Yield Senior Unsecured Notes (i)	736,634	736,523
Senior secured debt	1,845,128	2,021,424
Other loans	34,572	26,661
Finance lease liabilities	20,745	24,617

Loans and borrowings (ii)	1,900,445	2,072,702

Loans and borrowings and bonds or other non current marketable securities	2,637,079	2,809,225

Financial derivatives	99,476	127,875
Other financial liabilities	12,772	8,688
Other non-current financial liabilities	112,248	136,563

	2,749,327	2,945,788

(i)            High Yield Senior Unsecured Notes

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25% . This issuance, together with the senior debt disclosed in the following paragraphs, allowed the Company to obtain necessary funds to pay the acquisition of Talecris on 2 June 2011. In November 2011 the Company registered its High Yield Senior Unsecured Notes with the Securities Exchange Commission (SEC) on Form F4.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

(ii)        Loans and borrowings

On 23 November 2010 the Group signed senior debt contracts amounting to US Dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Group concluded the modification of the terms and conditions of the related agreements and Grifols voluntary made a debt repayment through early amortization of approximately US Dollars 240 million.

The Group has incurred costs amounting to Euros 43.8 million in the refinancing of the senior debt. The modification of the terms in the embedded derivatives of the senior debt has formed part of the refinancing (see caption (iv) below) and the resulting change in the fair values amounting to US Dollars 71.6 million (Euros 52.8 million) and Euros 12.2 million, in the respective US Dollars and Euro tranches, have reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, Grifols has concluded that the renegotiation of conditions of the senior debt do not trigger for a derecognition of the liability. Therefore, the net amount of the financing cost have reduced the previous amount recognized and will form part of the amortized cost over the duration of the debt. Unamortized financing costs amount to Euros 322.3 million at 30 September 2012 (Euros 415 million at 31 December 2011).

The modifications are as follows:

•                  reduction of interest rates, retranching (US 600 million from U.S Tranche A to US Tranche B) and modification of embedded floor;

•                  removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

•                  amendment to the leverage ratio limiting the distribution of dividends, improving from the leverage ratio of 3.75 to the new leverage ratio of 4.5, as well as the relaxing of certain conditions relative to certain contracts;

The new conditions of this senior secured debt are as follows:

•      Non-current financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: U.S Tranche A and Foreign Tranche A.

•                  U.S Tranche A :

•                  Original Principal Amount of US 600 million.

•                  Applicable margin of 325 basic points (bp) linked to US Libor.

•                  No floor over US Libor.

•                  Foreign Tranche A :

•                  Original Principal Amount of EUR 220 million.

•                  Applicable margin of 350 basic points (bp) linked to Euribor.

•                  No floor over Euribor.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

The detail of the Tranche A by maturity as at 30 September 2012 is as follows:

	US Tranche A			Foreign Tranche A
		Amortization in	Amortization in
		thousands of US	thousands of		Amortization in
	Currency	Dollar	Euros	Currency	thousands of Euros

Maturity

2012	USD	18,750	14,501	EUR	6,875
2013	USD	63,750	49,304	EUR	23,375
2014	USD	90,000	69,606	EUR	33,000
2015	USD	292,500	226,218	EUR	107,250
2016	USD	97,500	75,406	EUR	35,750

Total	USD	562,500	435,035	EUR	206,250

•      Non-current financing Tranche B: six year loan divided into two tranches: US. Tranche B and Foreign Tranche B.

•                  U.S Tranche B :

•                  Original Principal Amount of US 1,700 million.

•                  Applicable margin of 350 basic points (bp) linked to US Libor (325 bp if leverage ratio is below 3.25x)

•                  Floor over US Libor of 1.00%

•                  Foreign Tranche B :

•                  Original Principal Amount of EUR 200 million.

•                  Applicable margin of 350 basic points (bp) linked to Euribor (325 bp if leverage ratio below 3.25x).

•                  Floor over Euribor of 1.00%

The detail of the Tranche B by maturity as at 30 September 2012 is as follows:

	US Tranche B			Foreign Tranche B
		Amortization in	Amortization in
		thousands of US	thousands of		Amortization in
	Currency	Dollar	Euros	Currency	thousands of Euros

Maturity

2012	USD	5,500	4,253	EUR	500
2013	USD	22,000	17,015	EUR	2,000
2014	USD	22,000	17,015	EUR	2,000
2015	USD	22,000	17,015	EUR	2,000
2016	USD	22,000	17,015	EUR	2,000
2017	USD	1,590,000	1,229,698	EUR	190,000

Total	USD	1,683,500	1,302,011	EUR	198,500

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

•      Senior revolving credit facility: Amount maturing on 1 June 2016. At 30 September 2012 no amount has been drawn down on this facility.

•                  U.S Revolving Credit Facility :

•                  Committed Amount : US 35 million

•                  Applicable margin of 325 basis point (bp) linked to US Libor.

•                  U.S. Multicurrency Revolving Credit Facility:

•                  Committed Amount : US 140 million

•                  Applicable margin of 325 basis point (bp) linked to US Libor

•                  Foreign Revolving Credit Facility :

•                  Committed Amount : EUR 22 million.

•                  Applicable margin of 325 basis point (bp) linked to Euribor.

The total amortization plus interests of the High Yield Unsecured Notes and Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
		Tranche A and B Senior
	Unsecured Notes	Loan

Maturity

2012	35,093	49,797
2013	70,186	182,172
2014	70,186	208,552
2015	70,186	430,189
2016	70,186	200,861
2017	70,186	1,448,582
2018	885,826	0

Total	1,271,849	2,520,153

The issue of the High Yield Senior Unsecured Notes and Credit Agreement are subject to compliance with the following covenants: interest coverage ratio and leverage ratio. At 30 September 2012 the Group is in compliance with these covenants.

Grifols, S.A., Grifols Inc. and other significant group companies, act as guarantor for the High Yield Senior Unsecured Notes. Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Company and Grifols Inc. have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

(iii) Credit rating

On 9 July 2012 Moody’s Investors Services upgraded to Ba3 Grifols Corporate Family Rating, to Ba2 its Senior Secured Debt and to B2 the Senior Unsecured Ratings to bank and bond instruments respectively. The outlook on the ratings is in all cases positive.

On 1 August 2012 Standard & Poor’s upgraded to BB Grifols’ Long-Term Corporate Rating, to BB+ its Senior Secured Debt and to B+ the Senior Unsecured Debt. The outlook on the ratings is in all cases stable.

(iv) Derivatives

As the floor included in Tranche A and Tranche B loans were in the money, embedded derivatives existed in those contracts, which were fair valued and separated from the loans at the inception. As a result of the refinancing conditions signed at 29 February 2012 the two embedded floors have been modified and improved. The embedded floor included in Tranche A has been eliminated, and the embedded floor for the Tranche B has dropped from 1.75% to 1.00% . As a consequence of that, the notional amounts for the embedded floors of the senior debt have been sharply reduced for both USD tranches and EUR tranches. The decline in value of the embedded floors as at 29 February 2012 amounting to US Dollars 71.6 million and Euros 12.2 million have respectively reduced the senior debt refinanced.

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. The hedging, both the rate swap and the floor, have quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. At the end of September 2012, the notional amount for each derivative is US Dollars 1,399 million each. The interest rate swap complies with the criteria required for hedge accounting.

Additionally, during May 2012, the EUR interest rate swap has been modified, reducing the fixed interest rate and lengthening the maturity from September 2014 to March 2016. The modified interest rate swap complies with the criteria required for hedge accounting.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

The detail of derivatives at 30 September 2012 and 31 December 2011 is as follows:

				Thousands of euros
		Notional at	Notional at	Value at	Value at
Financial Derivatives	Currency	30/09/2012	31/12/11	30/09/12	31/12/11	Maturity

Interest Rate Swap (Cash flow hedge)	USD	1,398,875,000	1,522,685,000	(54,240)	(34,999)	30/06/2016
Interest Rate Swap (Cash flow hedge)	EUR	100,000,000	100,000,000	(5,525)	(2,762)	31/03/2016
Swap Option	EUR	100,000,000	100,000,000	(4)	(135)	31/03/2016
Swap Floor	USD	1,398,875,000	1,522,685,000	5,805	(801)	30/06/2016
Embedded floor of senior debt	EUR	198,500,000	438,900,000	(5,600)	(13,365)	01/06/2017
Embedded floor of senior debt	USD	1,683,500,000	2,493,500,000	(34,107)	(75,813)	01/06/2017
Unquoted future	N/A	0	3,200,000	0	3,619	28/09/2012
Call option	N/A	N/A	N/A	0	3,091	miscellaneous
Total				(93,671)	(121,165)

Total Assets				5,805	6,710
Total Liabilities				(99,476)	(127,875)

The contracts of the unquoted futures expired on 29 June 2012. On 29 June 2012 it was agreed to extend the futures contract to 28 September 2012, through a novation without liquidation under the same terms and conditions. During the nine-month period ended 30 September 2012, Grifols has sold unquoted futures for a total cash income of Euros 31.5 million, resulting in a profit for the third quarter in 2012 of Euros 3,526 thousand and for the nine-month period ended 30 September 2012 of Euros 27,918 thousand.

(b)         Current Financial Liabilities

The detail of current financial liabilities at 30 September 2012 and 31 December 2011 is as follows:

	Thousands of Euros
Current financial liabilities	30/09/12	31/12/11

Bonds	25,692	18,523

Senior secured debt	89,815	63,697
Other loans	58,056	58,467
Finance lease liabilities	7,752	7,102
Loans and borrowings	155,623	129,266
Loans and borrowings and bonds or other current marketeable securities	181,315	147,789

Other current financial liabilities	7,565	14,507

	188,880	162,296

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

(11)   Finance Income and Expenses

Details are as follows:

	Thousands of Euros
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
	September 2012	September 2011	September 2012	September 2011

Finance Income	965	2,823	(389)	1,062
Finance expenses from High Yield Unsecured Notes	(73,246)	(27,410)	(24,420)	(20,648)
Finance expenses from senior debt- Tranche A	(47,640)	(26,335)	(11,653)	(19,896)
Finance expenses from senior debt- Tranche B	(78,122)	(30,143)	(26,839)	(22,766)
Club Deal	0	(1,474)	0	0
Finance expenses from sale of receivables (note 8)	(6,821)	(5,439)	(3,090)	(3,245)

Finance expenses from unsecured senior corporate bonds	0	(20,847)	0	0
Implicit interest on preference loans	(372)	(397)	(133)	(130)
Capitalised interest	5,476	3,993	2,016	3,733
Other finance expenses	(20,295)	(15,502)	(7,533)	(5,056)
Finance expenses	(221,020)	(123,554)	(71,652)	(68,008)

Change in fair value of financial derivatives	14,293	2,938	(2,255)	(11,007)
Exchange differences	(2,368)	(3,218)	(54)	(1,096)

Finance income and expense	(208,130)	(121,011)	(74,350)	(79,049)

(12)   Income Tax

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has increased from 28.9% for the nine-month period ended 30 September 2011 to 34.9% for the nine-month period ended 30 September 2012 (from 29.4% for the three-month period ended 30 September 2011 to 35.3% for the three-month period ended 30 September 2012) mainly due to a greater portion of earnings being taxed at a higher tax rate due to the inclusion of Talecris.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

(13)   Discontinued Operations

The Group does not consider any operations as discontinued for the nine-month period ended 30 September 2012.

(14)   Commitments and Contingencies

There have been no significant changes to the Group’s commercial commitments and significant litigation matters during the nine-month period ended 30 September 2012 except for the issues detailed below. A discussion of the commercial commitments and significant litigation is included in the Group’s 2011 Annual Report filed on Form 20-F.

Commitments

During September 2012, Grifols has signed a purchase agreement with the Canadian biopharmaceutical company Cangene Corporation for the acquisition of its three plasma donation centers located in the United States. The acquisition will take place during the last quarter of 2012.

Judicial procedures and arbitration

Instituto Grifols, S.A.

•                  The Company was notified in 2007 of a claim for maximum damages of Euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected, and the ruling appealed. On 18 January 2011, the Appeal Court (Barcelona Provincial Court) rejected the haemophiliacs’ claim.

An appeal was filed by the counterparties with the Catalan High Court, who rejected the appeal during the first quarter of 2012. Now a new appeal has been filed before the Spanish High Court, and the Group is currently awaiting the ruling.

Grifols Biologicals Inc.

•                  Legal proceedings (consent decree) which were brought against the plasma fractioning centre in Los Angeles.

On 15 March 2012, the United States District Court in Los Angeles entered an Order signed on 12 March 2012, vacating (dismissing) the Consent Decree on the Los Angeles manufacturing facility. The Consent Decree was originally imposed on the facility in 1998 while under the ownership of Alpha Therapeutic Corporation.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

Grifols Therapeutics Inc.

•                  Foreign Corrupt Practices Act (FCPA)

The Group is carrying out an internal investigation, which was underway before the acquisition, into potential violations of the Foreign Corrupt Practices Act (FCPA) of which the Talecris Group became aware while conducting an unrelated review. The FCPA investigation is being conducted by outside counsel. The investigation initially focused on sales to certain Eastern European and Middle Eastern countries, primarily Belarus, Russia, and Iran, but the Group is also reviewing sales practices in Brazil, China, Georgia, Turkey and other countries as deemed appropriate.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to advise them of the investigation and to offer cooperation in any investigation that the DOJ might want to conduct or that it wants Talecris to conduct. The DOJ has not indicated what action it may take, if any, against the Group or any individual, or the extent to which it may conduct its own investigation. Even though Talecris self-disclosed this matter the DOJ or other federal agencies may seek to impose sanctions that may include, among other things, debarment, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which Talecris has done business may initiate their own investigations and impose similar penalties. As a result of this investigation, shipments to some of these countries have been suspended until the Group has additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. The Group made an initial presentation of some of its findings to the DOJ in July 2011 and will continue to present its findings from the investigation to the DOJ. Given the preliminary nature of the findings, that investigation continues and the uncertainties regarding this matter, the final outcome is still uncertain.

As a consequence of the investigation, the distribution agreement with Talecris’ Turkish distributor was terminated.

•                  Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership

On 13 December 2010, a jury in the state court case rendered a verdict in the amount of US Dollar 37 million in favour of Plasma Centers of America, LLC (PCA) against Talecris Plasma Resources Inc. (TPR) in a breach of contract claim, which was confirmed by the court in post trial motions. The Talecris management filed an appeal to the North Carolina Court of Appeals to review the judgement entered in this case.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

At 31 December 2011, the current provisions in the consolidated balance sheet related to the PCA judgment amounted to US Dollars 46.6 million.

During the third quarter of 2012, this litigation was finalized and Group has paid a total amount of US Dollars 45 million (Euros 36.8 million) related to PCA litigation, resulting in a profit for the reversal of the provision amounting to Euros 2.6 million, included under sales, general and administration expenses.

(15)  Related Parties

Transactions with related parties have been performed as part of the Group’s ordinary trade and have been performed at arm’s length.

Group transactions with related parties during the nine months ended 30 September 2012 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	136	—	—	—
Other service expenses	—	—	(4,842)	(1,215)
Operating leases expenses	—	—	(18,121)	—
Personnel expenses	—	(5,931)	—	(2,315)
	136	(5,931)	(22,963)	(3,530)

Group transactions with related parties during the nine months ended 30 September 2011 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	64	—	—	—
Other service expenses	(1,690)	—	(16,855)	(120)
Operating leases expenses	—	—	(2,996)	0
Personnel expenses	—	(4,240)	0	(1,753)
Sales of Property
Plant and Equipment	—	—	80,393	—
	(1,626)	(4,240)	60,542	(1,873)

“Other services expenses” include costs for professional services with related companies amounting to Euros 9,491 thousand. These costs correspond to those incurred in increasing share capital and the issue of debt carried out relating to the acquisition of Talecris.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012

Group transactions with related parties during the three months ended 30 September 2012 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	45	—	—	—
Other service expenses	—	—	(1,958)	(305)
Operating leases expenses	—	—	(6,358)	—
Personnel expenses	—	(1,875)	—	(771)
	45	(1,875)	(8,316)	(1,076)

Group transactions with related parties during the three months ended 30 September 2011 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	43	—	—	—
Other service expenses	—	—	(2,894)	—
Operating leases expenses	—	—	(1,912)	—
Personnel expenses	—	(990)	—	(585)
Sales of Property
Plant and Equipment	—	—	—	—
	43	(990)	(4,806)	(585)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel.

(16)   Expenses by Nature

The employee benefits expenses of the Group for the nine-month period ended on 30 September 2012 and 2011 amount to Euros 495,032 thousand and Euros 329,001 thousand, respectively (Euros 167,282 thousand for the three-month period ended 30 September 2012 and Euros 145,274 thousand for the three-month period ended 30 September 2011).

Amortisation and depreciation expenses for the nine-month period ended on 30 September 2012 and 2011 amount to Euros 97,327 thousand and Euros 59,765 thousand, respectively (see note 7) (Euros 33,738 thousand for the three-month period

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2012 ended 30 September 2012 and Euros 31,609 thousand for the three-month period ended 30 September 2011).

(17)   Subsequent events

From 30 September 2012 to the approval date of the attached financial statements, there are no significant subsequent events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GRIFOLS S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their 9 month period ended September 30 2012 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers in 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 2.1 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of 2.2 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins and has a capacity of 2.6 million liters per year. The Melville, New York site, which Grifols leases and operates as a result of the acquisition of Talecris, is an intermediate processing facility and has a capacity of 1.6 million liters per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials. Subsequent to the acquisition, Talecris’ operations have been incorporated into the existing Bioscience Division.

•                  Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main types of plasma products manufactured by us are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services.. The Bioscience division, which accounts for a majority of the company’s total net sales, accounted for €1,734.8 million, or 88.5%, and €1,017.3 million, or 84.4%, of Grifols’ total net sales for the 9 month period ended September 30, 2012 and the 9 month period ended September 30, 2011, respectively.

•                  Hospital. The Hospital division manufactures and, in certain instances installs, products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal, and which accounted for €74.1 million, or 3.8%, and €70.7 million, or 5.9%, of total net sales for the 9 month period ended September 30, 2012 and the 9 month period ended September 30, 2011, respectively.

•                  Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments and reagents for

1

diagnostics, as well as blood bank products. It concentrates its business in three areas: immunohematology, hemostasis and clinical analysis. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The division also manufactures and distributes blood collection bags and other disposables. The Diagnostic division accounted for €102.3 million, or 5.2%, and €87.5 million, or 7.3%, of Grifols’ total net sales for the 9 month period ended September 30, 2012 and the 9 month period ended September 30, 2011, respectively.

•                  Raw Materials and Others. The Raw Materials division includes the sale of intermediate pastes and plasma to third parties, royalties and revenues earned under the agreements with Kedrion and accounted for €48.3 million, or 2.5%, and €30.0 million, or 2.4%, of Grifols total net sales for the 9 month period ended September 30, 2012 and the 9 month period ended September 30, 2011, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the years ended December 31, 2011, and the 9 months ended September 30, 2012 and September 30 2011 have been prepared in accordance with IFRS as issued by the IASB and IAS 34, Interim Financial Reporting, respectively.

Factors Affecting the Comparability of Grifols Results of Operations

Change in the presentation of the consolidated income statements

Grifols has decided to modify the presentation of the consolidated income statements by function instead of by nature as considers that it better gives an understanding of the business performance and where previously presented has adjusted the comparatives accordingly.

Talecris Group acquisition in 2011

On 2 June 2011 the Group acquired 100% of the share capital of the American company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specialises in the production of plasma-derived biological medication, for a total of 2,593 million euros (US dollars 3,736 million).

This should be considered when comparing the nine month period of 2011. Had the acquisition taken place at 1 January 2011, the Group’s revenue for the nine month period ended 30 September 2011 would be 507,039 thousand euros higher and consolidated profit for the period, excluding non-recurring items as transaction costs and stock options cancellation costs derived from the change of control, would be 74,705 thousand euros higher.

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the acquisition, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs, such as the 340B/PHS program (although prices are subject to price pressures from GPOs and insurance companies).

2

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our 147 plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 150 FDA-licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers. In 2011, our plasma collection centers collected approximately 5.9 million liters of plasma (including specialty plasma). Our expanded network of plasma collection centers is capable of increasing the annual plasma collection to meet production needs. The actual volume of plasma that we are able to collect in the future may be less or more than these amounts. See “Cautionary Statement Regarding Forward-Looking Statements.”

We believe that our plasma requirements through 2015 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately 800,000 liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Past-Due Receivables

For sales of our products to hospitals and clinics that are part of the social security systems of Spain, Portugal, Italy and certain other countries, we depend upon government health agencies for payment. We have faced significant delays in the collection of payment for our products in such countries. The adoption by Spain, effective December 31, 2004, of a European Union directive that requires payment of interest on receivables that are more than 60 days overdue has resulted in a significant decrease in collection delays from these hospitals and clinics. However, we cannot assure that this trend will continue or that the present receivables aging levels for these hospitals and clinics will not increase again, particularly if the funding of these hospitals and clinics is not increased sufficiently by the appropriate governmental health agencies.

The geographical redistribution of sales following the acquisition has increased our sales in countries with lower collection periods. In particular sales in Spain decreased to 8% of total sales in the nine month period ended September 30 of 2012 compared to 15% of total sales in the nine month period ended September 2011 and 13% of total sales for the 12 months ended in December 31st, 2011, compared to 23% of total sales for the 12 months ended in December 31st,2010. This resulted in a lower receivables aging average of 55 days at September 2012 as apposed to 65 days at December 31, 2011, and 83 days at each of December 31, 2010 and 2009. Nonetheless, the failure to receive timely payments for the sale of our products negatively affects our working capital levels and may require us to obtain more short-term financing than we would otherwise need.

Interest and Currency Risk

A significant portion of our interest-bearing debt at September 30 2012 and December 31, 2011 bore interest at a floating rate, at a spread over LIBOR for our U.S. dollar-denominated debt and at a spread over EURIBOR for our euro-denominated debt. As a result, increases in the applicable floating interest rates would increase our interest expense and reduce our net cash flow.

3

Our functional currency is the euro and a majority of our sales are denominated in U.S. dollars. Accordingly, our principal foreign currency exposure relates to the U.S. dollar. We are also exposed to risk based on the payment of U.S. dollar-denominated indebtedness.

We are also exposed to currency fluctuations with respect to other currencies such as the Canadian dollar, British pound, Brazilian real, Malaysian ringgit and the Argentine, Mexican and Chilean pesos, although to a significantly lesser degree than the U.S. dollar.

Other Factors

Our financial and operating prospects can also be significantly affected by a number of other internal and external factors, such as unfavorable changes in governmental regulation or interpretation; increased competition; the inability to hire or retain qualified personnel necessary to sustain planned growth; the loss of key senior managers; problems in developing some of the international operations; and lack of sufficient capital, among others.

Critical Accounting Policies under IFRS

The preparation of this Condensed Consolidated Interim Financial Statements in accordance with IFRS requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.

We believe that certain of our accounting policies are critical because they are the most important to the preparation of our Consolidated Condensed Interim Financial Statements. These policies require our most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our consolidated financial statements.

Business combinations

We apply the revised IFRS 3 “Business combinations” in transactions made subsequent to January 1, 2010. We apply the acquisition method for business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration transferred in a business combination is determined at the acquisition date and calculated as the sum of the fair values of the assets transferred, the liabilities incurred or assumed, the equity interests issued and any asset of liability contingent consideration depending on future events or the compliance of certain conditions in exchange for the control of the business acquired.

The consideration transferred excludes any payment that does not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognized.

At the acquisition date, we recognize at fair value the assets acquired and the liabilities assumed. Liabilities assumed include contingent liabilities, provided that they represent present obligations arising from past events and their fair value can be measured reliably. We also recognize indemnification assets transferred by the seller, at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount.

4

This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale, long term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognized in profit and loss.

It has been possible to measure the Talecris business combination only provisionally. Therefore, the net identifiable assets have initially been recognized at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax income, provided the adjustments were not made during the measurement period.

The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment during the measurement period, they are recognized in consolidated profit and loss or other comprehensive income. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognized in equity. The contingent consideration classified, where applicable, as a provision is recognized subsequently in accordance with the relevant measurement standard.

Useful lives of property, plant and equipment and intangible assets

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over their useful lives. The depreciable amount is the cost or deemed cost less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Depreciation of property, plant and equipment is determined based on the criteria outlined below:

Depreciation
	Method	Rates
Buildings	Straight line	1%-10%
Technical equipment and machinery	Straight line	7%-20%
Equipment and furniture	Straight line	10%-30%
Other property, plant and equipment	Straight line	10%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

5

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by us as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with indefinite useful lives and goodwill are not amortized but tested for impairment at least annually.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

Estimated
	Amortization	Years of
	Method	Useful Life
Development expenses	Straight line	3 - 5
Concessions, patents, licenses, trademarks and similar	Straight line	5 - 15
Computer Software	Straight line	3 - 6
Other Intangible assets	Straight line	30

The depreciable amount is the cost or deemed cost of an asset less its residual value.

We do not consider the residual value of our intangible assets material. We review the residual value, useful life and amortization method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•                  Grifols has technical studies justifying the feasibility of the production process;

•                  Grifols has undertaken a commitment to complete production of the asset whereby it is in condition for sale or internal use;

•                  The asset will generate sufficient future economic benefits; and

•                  Grifols has sufficient financial and technical resources to complete development of the asset and has developed budget and cost accounting control systems which allow budgeted costs, introduced changes and costs actually assigned to different projects to be monitored.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed assets in the consolidated income statement.

Costs incurred in the course of activities which contribute to increasing the value of the different businesses in which the Group as a whole operates are expensed as they are incurred. Replacements or subsequent costs incurred on intangible assets are generally recognised as an expense, except where they increase the future economic benefits expected to be generated by the assets.

Impairment of goodwill and intangible assets with indefinite useful lives

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount. Irrespective of any indication of impairment, we test for possible impairment of goodwill, intangible assets with indefinite useful lives and intangible assets with finite useful lives not yet available for use, at least annually.

6

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated income statement.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash generating unit, or CGU, to which the asset belongs.

Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.

At the end of each reporting period, we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

Details of and movement in goodwill for the quarter ended September 30, 2012 are as follows:

		Thousands of euros
	Balances at	Business	Translation	Balances at
	31/12/11	Combination	Differences	30/09/12
Net value
Grifols UK, Ltd.	8,225	0	383	8,608
Grifols Italia, S.p.A.	6,118	0	0	6,118
Biomat USA, Inc.	116,748	0	82	116,830
Plasmacare, Inc.	39,722	0	28	39,750
Woolloomooloo Holdings
Pty Ltd. (Australia)	10,870	0	232	11,102
Talecris Biotherapeutics (USA)	1,713,418	2,514	1,480	1,717,412
Araclón Biotech, S.L. (Spain)	0	6,000	0	6,000
	1,895,101	8,514	2,205	1,905,820

A reversal of an impairment loss is recognized in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

The reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets, with the limit per asset of the lower of its recoverable value and the carrying amount which would have been obtained, net of depreciation, had no impairment loss been recognized.

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the bioscience segment, grouping them together at segment level, because substantial synergies are expected to arise on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. As the synergies will benefit the Bioscience segment as a whole, the Group could not

7

allocate to individual CGUs, that represents the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of a CGU is determined based on its value in use. These calculations use cash flow projections based on the financial budgets approved by management. Cash flows as of the year in which stable growth has been reached are extrapolated using the estimated growth rates indicated below.

At 30 September 2012, on the basis of the profits generated during the nine-month period ended as of that date, there are no indications that the goodwill of the CGUs has been impaired.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting. Fixed production overheads are allocated based on the higher of normal production capacity or actual level of production;

The cost of raw materials and other supplies, the cost of merchandise and costs of conversion are allocated to each inventory unit on a first-in, first-out (“FIFO”) basis; and Grifols uses the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognised as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met.  Discounts for prompt payment are recognised as a reduction in the cost of the inventories acquired.

The cost of inventories is adjusted against profit and loss when cost exceeds the net realizable value. Net realizable value is considered as follows:

•                  Raw materials and other supplies: replacement cost. Nevertheless, raw materials are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•                  Goods for resale and finished goods: estimated selling price, less costs to sell.

•                  Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized reduction in value is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the reduction in value is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to inventories of finished goods and work in progress and supplies.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods and services, net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenues if considered probable at the time of revenue recognition.

8

We recognize revenue from the sale of goods when:

•                  We have transferred to the buyer the significant risks and rewards of ownership of the goods;

•                  We retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                  The amount of revenue can be measured reliably;

•                  It is probably that the economic benefits associated with the transaction will flow to us; and

•                  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States. We account for Medicaid rebates by recognizing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine the estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. While these rebate payments to the states generally occur on a one- to two-quarter lag, any adjustments for actual experience have not been material.

GPOs or other customers in the United States that have entered into contracts with us for purchases of Flebogamma® are eligible for a pricing discount based upon a minimum purchase quantity of Flebogamma® each month. These rebates are recorded as a reduction of sales and accounts receivable in the same month the sales are invoiced based upon a combination of actual customer purchase data and on historical experience when the actual customer purchase data is reported later in time.

Revenues associated with the rendering of service transactions are recognized by reference to the state of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to us.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Revenue from dividends is recognized when our right to receive payment is established.

We recognize interest receivable from the different social security affiliated bodies, to which it provides goods or services, on an accruals basis, and only for those bodies to which historically claims have been made and from which interest has been collected.

Leases

(i) Lessee accounting records

We have the right to use certain assets through lease contracts.

Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of

9

interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

We recognize lease payments under an operating lease, excluding insurance and maintenance, as expenses on a straightline basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii) Leasehold investments

We classify non-current investments in properties leased from third parties using the same criteria as we use to classify property, plant and equipment. Investments are amortized over the lesser of their useful lives and the term of the lease contract, where the lease term is consistent with that established for recognition of the lease.

(iii) Sale-leaseback transactions

Any profit on sale-leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•                  if the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated profit or loss for the year; or

•                  if the sale price is below fair value:

•                  in general, any profit or loss is recognized immediately,

•                  however, if the loss is compensated for by future below-market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Nine months Ended September 30, 2012 Compared to Nine months Ended September 30, 2011

2011 reported figures do not include Talecris’ sales from January to May as June 2011 was the first month of consolidation within the group. 2011 Pro-forma(1) figures include Talecris sales from January 2011, are unaudited and provided for guidance purposes only.

1. PROFIT AND LOSS: MAIN INDICATORS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 2012

Sales performance: pro-forma(1) and reported results(3)

Grifols’ accumulated revenues have risen by 14.4% (7.8% at constant currency, cc) during the first nine months of the year, reaching 1,959.5 million euros to September, compared to 1,712.6 million euros that would have been achieved on a pro-forma(1) basis by Grifols and Talecris for the same period of 2011.

The ongoing internationalization of the group’s business continues, with a gradual reduction of Spain in the sales mix, falling to 8%, compared with a pro-forma(1) figure of 11% for the same period of 2011.

In reported terms(3), sales rose by 62.5% (53.1% cc).

Grifols maintains its commitment to supply products in every country in which it has a presence, although the solidity of demand for plasma derivatives and the balanced increase in production have enabled it to establish a selective distribution strategy, increasing additional sales in regions less affected by austerity measures, with shorter payment terms and better margins.

10

Accumulated sales in North America increased by 22.5%(1)

The United States and Canada lead the development of Grifols’ recurring sales (excluding Raw Materials) with growth of 22.5% in pro-forma terms(1) (12.8% cc) and sales of 1,239.2 million euros until the third quarter of 2012, representing 63.2% of the group’s revenues. In reported terms(3) the increase is 107.8% (91.3% cc).

A key development has been the consolidation of Grifols in the United States as a leader in the market for plasma-derived biological medicines (Bioscience division), following reorganization of its product portfolio after the acquisition and integration of Talecris.

Sales revenue in the European Union remained stable, representing almost 22% of total sales

Grifols’ recurring income in the European Union, excluding Spain, remained stable at around 262 million euros, while revenues in Spain fell by 8.6% (1) to 165 million euros.

Continuing with the strategy launched in preceding quarters, Grifols has kept control over its exposure to certain countries in the South of Europe affected by austerity measures.

In reported terms(3), growth in the EU was 10.8% (10.6% cc).

Summary of Reported(3) Sales by Region

	Thousands of euros
		% on		% on
	9M 2012	sales	9M 2011	sales	% var	% var CC
EU	427,169	21.8	385,376	32.0	10.8	10.6
US+Canada	1,239,239	63.2	596,492	49.5	107.8	91.3
ROW	268,868	13.8	206,518	17.1	30.2	24.2
Sub total	1,935,276	98.8	1,188,386	98.6	62.8	53.4
Raw Materials	24,240	1.2	17,154	1.4	41.3	30.0
Total	1,959,516	100.0	1,205,540	100.0	62.5	53.1

* Constant Currency (CC) excludes the impact of exchange rate movements

Raw Materials & Others includes royalties and income derived from the agreements with Kedrion

Continued dynamism of sales in Rest of the World (ROW)

Overall, the accumulated sales revenue of Grifols outside of North America and the European Union amounted to 268.8 million euros, representing approximately 14% of total income and an increase of 13.8% (8.5% cc) compared to the same period of 2011 in pro-forma terms(1). In reported terms(3), this represents an increase of 30.2% (24.2% cc).

The performance of Latin America was particularly noticeable with income rising by 18.5% (15.6% cc) in pro-forma terms(1) while in other geographic regions, including Asia-Pacific region and China, growth was 10.2% (3.3% cc) (1).

All divisions have maintained their rate of growth

The increased sales volume was confirmed across all divisions and remained the principal driver of growth. Exchange rate movements have favored comparison with respect to the first nine months of the year.

In pro-forma terms(1), accumulated sales to September 2012 of the Bioscience division grew by 14.3% (7.2% cc) to 1,734.8 million euros, representing 88.5% of total sales revenue. On a reported(3) basis, sales in this division grew by 70.5% (59.9% cc).

11

Summary of Reported(3) Sales by Division

	Thousands of euros
		% on		% on
	9M 2012	sales	9M 2011	sales	% var	%var CC
Bioscience	1,734,800	88.5	1,017,281	84.4	70.5	59.9
Hospital	74,142	3.8	70,743	5.9	4.8	4.4
Diagnostic	102,283	5.2	87,480	7.3	16.9	14.5
Raw Materials and Others	48,291	2.5	30,036	2.4	60.8	49.6
Total	1,959,516	100.0	1,205,540	100.0	62.5	53.1

Constant Currency (CC) excludes the impact of exchange rate movements

Raw Materials & Others includes royalties and income derived from the agreements with Kedrion

Volume growth in the main plasma derivatives continued. Within this division and particularly in the United States sales of specific immunoglobulins performed well. Grifols has specific immunoglobulins for the treatment of infections such as rabies, tetanus, hepatitis B and Rh incompatibility.

The comparison with factor VIII 2011 pro-forma data is impacted by the sale of Koate® rights in the United States to Kedrion, as part of the agreement signed with the Federal Trade Commission (FTC) for the approval of the acquisition of Talecris. Grifols continues during 2012 to consolidate and promote the penetration of its factor VIII Alphanate® in the United States, with double digit growth for the period.

Diagnostic increased its sales revenue by 16.9% (14.5% cc) to 102.3 million euros, as part of its internationalization drive. Demand continues to rise in markets with dynamic economies in the context of a moderate price recovery. Inmunohematology reagent cards have shown a good performance worldwide with a 29% increase in units sold.

Hospital division’s sales are mainly focused in Spain hence it is the division most affected by measures to rationalize health expenditure implemented by the Spanish authorities. However divisional sales rose by 4.8% (4.4% cc) to 74.1 million euros.

These divisions accounted for 5.2% and 3.8% of Grifols total sales revenue, respectively.

Finally, the sales of the Raw Materials & Others division, which represent approximately 2.5% of the total, rose to 48.3 million euros. This division includes, among others, income from royalties, previously included by Talecris as part of Bioscience and income derived from the manufacturing agreements with Kedrion.

Summary of Pro-forma(1)Sales by Division

	Thousands of euros
		% on		% on
	9M 2012	sales	9M 2011	sales	% var	% var CC
Bioscience	1,734,800	88.5	1,517,388	88.6	14.3	7.2
Hospital	74,142	3.8	70,743	4.1	4.8	4.4
Diagnostic	102,283	5.2	87,480	5.1	16.9	14.5
Raw Materials and
Others	48,291	2.5	36,969	2.2	30.7	21.6
Total	1,959,516	100.0	1,712,580	100.0	14.4	7.8

* Constant Currency (CC) excludes the impact of exchange rate movements

Raw Materials & Others includes royalties and income derived from the agreements with Kedrion

12

Summary of Pro-forma1Sales by Region

	Thousands of euros
		% on		% on
	9M 2012	sales	9M 2011	sales	% var	% var CC
EU	427,169	21.8	447,360	26.1	-4.5	-4.7
US+Canada	1,239,239	63.2	1,011,724	59.1	22.5	12.8
ROW	268,868	13.8	236,342	13.8	13.8	8.5
Sub total	1,935,276	98.8	1,695,426	99.9	14.1	7.5
Raw Materials	24,240	1.2	17,154	1.0	41.3	30.0
Total	1,959,516	100.0	1,712,580	100.0	14.4	7.8

* Constant Currency (CC) excludes the impact of exchange rate movements - Raw Materials & Others includes royalties and income derived from the agreements with Kedrion

Margins and profits

The positive performance of sales, with lower exposure to Europe, and the gradual optimization of yields per liter of plasma (raw material) as a consequence of the improvement and greater flexibility of manufacturing processes, is helping to improve margins and put the group’s results on a firm footing.

Adjusted(2) EBITDA to sales margin improves by over 500 bps

From January to September 2012 Grifols’ adjusted EBITDA(2) rose by 35.6%(1), to 632.7 million euros. This represents 32.3% of sales and an increase of more than 500 bps with respect to the same pro-forma(1) period of 2011. On a reported basis(3), adjusted EBITDA(2) grew by 100.3% .

The gross operating result (EBITDA) taking into account costs associated with the acquisition of Talecris and other non-recurring costs, stood at 607.8 million euros to September 2012, representing a ratio to sales of 31.0%, compared to the figure of 20.2% reported(3) for the same period of 2011.

Net profit(3) grows over 4 times

Net profit stood at 197.3 million euros to September 2012 equivalent to 10.1% of sales.

Reported results(3) – Grifols nine months

	Millions of euros
	9M 2012	9M 2011	% var
EBITDA	607.8	243.2	149.9
% on sales	31.0	20.2
Adjusted EBITDA(2)	632.7	315,9	100.3
% on sales	32.3	26.2	+ 610bps
Net Profit	197.3	43.8	350.6
% on sales	10.1	3.6

Pro-forma results(1) – Grifols nine months

	Millions of euros
	9M 2012	9M 2011	% var
Adjusted EBITDA(2)	632.7	466.5	35.6
% on sales	32.3	27.2	+ 510 bps

2. KEY INDICATORS FOR THE THIRD QUARTER OF 2012

The sales reported by Grifols from July to September 2012 totaled 642.8 million euros and represent an increase of 12.9% (1.6% cc) with respect to the same period of the previous year.

13

By geographic region, North America saw particularly impressive growth in sales, increasing 26.6% (9.7% cc) in accordance with Grifols’ strategy to increase its activity in countries with higher margins and shorter collection periods. This result demonstrates the positive impact of the restructuring of the sales force in this market, specialized by product line (immunology, pulmonary and hematology), together with strong sales of alpha1-antitrypsin which have hit record levels during the quarter.

Sales revenue in the European Union fell by 6.5% (6.9% cc), due to the economic situation in Southern Europe. Excluding sales in Spain, Portugal and Italy sales in the region increased by 3% (1.9% cc).

Sales in other regions grew by 2.8% during the quarter, negatively affected by the seasonal nature of tenders. In particular Brazil and Russia, that made a very positive contribution during the first quarter of 2012.

Tender seasonality outside of the North American market may cause significant quarterly fluctuations, and for this reason for comparative purposes the results obtained from January to September 2012 are more representative.

The Bioscience division, with sales revenue of 571.1 million euros, delivered growth of 15.4%, accounting for 88.8% of the group’s total income. The Diagnostic division generated 32.7 million euros, while Hospital accounted for 22.5 million euros. These divisions represent 5.1% and 3.5% of the group’s total income, respectively, with growth for the quarter of 6.6% and 5.1% respectively.

With respect to the Raw Materials & Others division, which experienced a decline of 26.3% (35.1% cc), it is important to note for comparison purposes, that the third quarter of 2011 this division included a one-off sale of plasma to Kedrion, resulting from the agreements imposed by the FTC to acquire Talecris.

Reported sales(3) by division, third quarter of 2012

	Thousands of euros
		% on		% on
	3Q 2012	sales	3Q 2011	sales	% var	% var CC
Bioscience	571,105	88.8	494,872	86.9	15.4	3.1
Hospital	22,551	3.5	21,461	3.8	5.1	4.4
Diagnostic	32,679	5.1	30,649	5.4	6.6	2.5
Raw Materials and Others	16,476	2.6	22,345	3.9	-26.3	-35.1
Total	642,811	100.0	569,327	100.0	12.9	1.6

* Constant Currency (CC) excludes the impact of exchange rate movements -Raw Materials & Others mainly includes Royalties and income derived from the agreements with Kedrion

Pro-forma sales(1) by division, third quarter of 2012

	Thousands of euros
		% on		% on
	3Q 2012	sales	3Q 2011	sales	% var	% var CC
EU	130,211	20.3	139,233	24.5	-6.5	-6.9
US+Canada	416,524	64.8	329,074	57.8	26.6	9.7
ROW	87,879	13.6	85,525	15.0	2.8	-5.6
Sub total	634.614	98.7	553,832	97.3	14.6	3.0
Raw Materials	8,197	1.3	15,495	2.7	-47.1	-54.2
Total	642,811	100.0	569,327	100.0	14.4	1.6

* Constant Currency (CC) excludes the impact of exchange rate movements - Raw Materials includes mainly income derived from the agreements with Kedrion

14

3. KEY BALANCE SHEET ITEMS AS OF SEPTEMBER 2012

Total consolidated assets as of September 2012 amounted to 5,837.3 million euros, compared to 5,807.7 million euros reported in December 2011.

Debtor balances have significantly decreased, with average collection terms improving by 10 days. Average collection terms for the group as of September 2012 was 55 days compared to 65 days as of December 2011

Cash flow generation during the first nine month of 2012 has been strong. The balance after debt and interest repayments is 400.6 million euros. The improvement to cash flow generation is mainly due to positive results, and the optimization of stock levels and collection terms that have contributed to the generation of over 332 million euros of free cash flow.

Grifols continues with its debt reduction strategy

Grifols’ net financial debt at the end of the third quarter of 2012 stood at 2,519.1 million euros, demonstrating a significant reduction with respect to the 2,738.2 million euros reported in December 2011. The leverage ratio decreased to 3.16 times adjusted(2) EBITDA, below the 3.55 times at the end of the second quarter of 2012, and the 4.34 times as of December 2011.

During the first nine months of the year, Grifols has amortized 222.3 million euros of debt, including voluntary principal repayments.

The ongoing debt reduction has enabled the group to strengthen its balance sheet as a result both of the strong results obtained and the positive development of cash flows.

Capital expenditure

During the first nine months of 2012, Grifols sustained its investment plan (CAPEX) to gradually expand the capacity of its manufacturing facilities in Spain and the United States. As of September 2012 the group has invested a total of 113 million euros.

Investments related to the construction of the new plasma fractionation plant at Parets del Vallés (Barcelona, Spain) continue to make good progress, as do those designed to increase the plasma fractionation capacity of the facilities at Clayton (North Carolina, United States), among others.

In addition, Grifols has completed the construction of Phase III of the manufacturing complex at Las Torres de Cotillas (Murcia, Spain), with the opening planned during November 2012.

Net equity

Grifols net equity increased to 1,854.1 million euros, mainly as a result of the positive results during the period.

To September 2012, Grifols’ share capital amounted to 117.9 million euros, represented by 213,064,899 ordinary shares (Class A), and 113,499,346 non-voting shares (Class B).

Grifols allocates approximately 4.6% of its sales to R&D

As a pioneer in the research and development of therapeutic alternatives designed to contribute to both scientific and social development, Grifols remains actively committed to research.

From January to September 2012 it has invested 90.4 million euros to R&D, approximately 4.6% of sales and growing 3.7% (1) compared to the same period of 2011.

Grifols commitment is expressed both through a solid investment policy and by the acquisition of participations in R&D companies and projects in fields of medicine other than Grifols’ main activity, such as advanced therapies, with the aim of guaranteeing the funding required to provide continuity to such initiatives.

15

4. ANALYSIS BY BUSINESS AREA AND THIRD QUARTER HIGHLIGHTS

Bioscience division: 88.5% of income

Double digit growth in North America

Grifols has consolidated its leading position in the North American market, with high sales volumes in the main plasma derived proteins and the strengthening of Alphanate® (FVIII) in this market following the divestment of Koate® as a result of the agreements with the FTC.

Agreement to purchase three plasma donor centers in the USA from Canadian firm Cangene

On completion of this operation Grifols will own 150 plasmapheresis centers in the United States.

Approval of the new purification plant for coagulation factors in Los Angeles

Health authorities in the United States (FDA) and in Europe (EMA) have approved the new purification plant for coagulation factors (FVIII and FIX) in the Grifols’ production facilities of Los Angeles. This plant substitutes the old purification area.

First validation tests with plasma at the new Clayton plant

The first tests with plasma have started at the new plant in Clayton (North Carolina) known as NFF. These tests are part of the validation process of facilities and equipment at the new production plant. It is expected the validation process will take two years approximately.

Research of new uses for plasma derived proteins

Grifols remains committed to R&D. During the third quarter it has started phase II, which evaluates safety and tolerance, of the clinical trial for the treatment of cystic fibrosis using an inhaled formulation of alpha1-antitrypsin (plasma derivative). Grifols has also published the results of the phase I clinical trial demonstrating the safety and good tolerance of plasmin (plasma derivative) for the treatment of patients with acute peripheral arterial occlusion (aPAO).

Diagnostic division: 5.2% of sales

New DG Gel® cards dosing line

The installation of a new dosing line for gel cards (DG Gel®) in the Barcelona plant has been completed. The new line’s objective is to increase the production speed in order to meet market’s strong demand.

Gri-Cei project in Brazil

Gri-Cei, has been jointly incorporated in Brazil by Grifols and CEI (Comércio Exportação e Importação de Materiais Médicos Ltda,) its Brazilian partner. Gri-Cei will manufacture bags for the extraction and conservation of blood components. Its main project is to build a new plant. Construction will start shortly, after the acquisition of land in the metropolitan area of Curitiba and the presentation of the project.

Grifols installs first Erytra analyzer in Mexico

\

Hospital division: 3.8% of total revenues

Grifols strengthens the internationalization of the division, through promotion of its third party manufacturing strategy

16

Hospital division has continued to promote its internationalization through Grifols Partnership and the manufacturing of pre-diluted drugs for third parties. Of particular note is the strategic manufacturing agreement signed in the United States with Mylan Institutional that will allow both companies to consolidate and expand their position in the hospital market.

FDA inspection of the solutions plant in Barcelona

Health Authorities in the United States (FDA) undertook the inspection of the parenteral intravenous (IV) solutions plant in Barcelona. This inspection is one of the prerequisites to continue with the internationalization of the division that plans to have approval of the solutions plants in Barcelona and Murcia.

First BlisPack® system installed in Chile

Grifols has installed in Chile its BlisPack® system designed and manufactured to automate blister cutting and the electronic identification of medications for hospital use. Currently there are BlisPAck® devices installed at hospitals in Spain, Portugal, Brazil, France and Singapore.

Presentation of global strategy for the investigation of Alzheimer’s

Coinciding with “World Alzheimer’s Day” (21 September), Grifols presented the main research projects that constitute the group’s global Alzheimer’s research strategy, the aim of which is to provide an integrated approach to this degenerative disease, covering: treatment with plasma derivatives, early diagnosis, and prevention and protection through the use of vaccines. This strategy is pursued both directly and through Araclon Biotech, a company in which Grifols has a majority stake.

The treatment of Alzheimer’s with plasma derivatives is based on the use of hemopheresis as a novel therapeutic approach. This consists of the extraction of a limited amount of plasma from the patient (up to 800 ml) and its replacement with albumin or intravenous immunoglobulin (IVIG), two of the main plasma proteins. This achieves a triple action mechanism that is currently being evaluated by the AMBAR clinical trial (“Alzheimer Management By Amyloid Removal”), in which a total of 350 Alzheimer’s patients in a medium-moderate state are participating, drawn from hospitals in both Spain and the United States.

The trial in Spain has started, and currently there 18 patients included and a similar number of pre-selected patients. The FDA has given green light to the trial.

The projects related to early diagnosis of the disease and vaccines are implemented through Araclon Biotech. Work is currently under way on the validation of a diagnosis kit and on the development of a vaccine against Alzheimer’s disease that would make it possible to combat the disease during the asymtompatic/pre-clinical stages. The vaccine has already passed the animal experimentation stage and is pending approval by the Spanish Medicines Agency for the start of clinical trials in humans.

Acquisition of 40% OF VCN Bioscience, ensuring the viability of its tumors’ research projects

Grifols has acquired 40% of the capital of biotechnology firm VCN Bioscience, dedicated to the investigation of new therapeutic approaches to tumors for which there is currently no effective treatment. The firm’s most advanced project focuses on the treatment of pancreatic cancer and Grifols’ stake in the firm’s capital will enable it to continue to develop this new therapeutic approach, currently at the preclinical phase and scheduled to enter the clinical phase in 2013. Grifols stake in VCN Bioscience is framed within the company’s policy to contribute to R&D in medicine fields other than its main activities, such as advance therapies.

Modification of ADS ratio (“AMERICAN DEPOSITORY SHARES”)

The exchange rate for ADSs quoted on the NASDAQ was modified during the quarter. With effect from 23 July 2012, one Grifols ADS B represents one share B.

17

Liquidity and Capital Resources

Uses and Sources of Funds

Our principal liquidity and capital requirements consist of the following:

•                  costs and expenses relating to the operation of our business, including working capital for inventory purchases and

•                  accounts receivable financing;

•                  capital expenditures for existing and new operations; and

•                  debt service requirements relating to our existing and future debt.

During the nine-month period ended 30 September 2012 the Group generated net cash flow of 60 million euros. The variance is mainly a result of:

•                  Net cash from operating activities amount to 348.2 million euros. The 585.8 million euros of cash flow generated from operations was offset in part by the 40.3 million euros of cash used for working capital requirements and 197.2 million euros of cash used for interest payment and taxes.

•                  Net cash used in investing activities amount to 15.4 million euros. This variance reflects mainly:

•                  An amount of Euros 129.9 million corresponding to the payments for new investments to expand its production facilities in Spain and the United States and Araclón Biotech, S.L. and VCN Bioscience, S.L. acquisitions.

•                  Proceeds for an amount of 114.5 million euros referred to manufacturing assets sold located in Clayton and Melville and unquoted futures sold.

•                  Net cash used in financing activities amount to 273.0 million euros. This amount includes mainly debt repayments, mandatory and voluntary, of 245.6 million euros. The Group also paid transaction fees in connection with the refinancing in the amount of 43.8 million euros

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital infusions. At September 30, 2012, our cash and cash equivalents totaled 400.6 million euros. As of the date of this report, the Amended Revolving Credit Facilities are undrawn. We expect our cash flows from operations combined with our cash balances and availability under our Amended Revolving Credit Facilities and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months.

Historical Cash

Below are Grifols’ consolidated statements of cash flow for the nine months ended September 30, 2012 and 2011(3) prepared under IFRS.

18

Consolidated Statements of Cash Flows

For the 9 months Ended

September 30, 2012 and 2011(3)

(Expressed in thousands of euros)

	30/09/12	30/09/11
	(unaudited)
Cash flows from operating activities
Profit before tax	301.178	61.473
Adjustments for:	284.587	174.399
Amortisation and depreciation	97.327	59.765
Other adjustments:	187.260	114.634
Losses on equity accounted investments	1.150	942
Exchange differences	2.368	3.218
Net provision changes	1.432	17.781
Loss on disposal of fixed assets	749	7.585
Government grants taken to income	(1.258)	(1.081)
Finance expense / income	191.262	108.524
Other adjustments	(8.443)	(22.335)
Changes in capital and assets	(40.349)	(66.584)
Change in inventories	3.391	8.059
Change in trade and other receivables	44.601	(37.019)
Change in current financial assets and other current assets	(6.269)	2.228
Change in current trade and other payables	(82.072)	(39.852)
Other cash flows from operating activities	(197.245)	(108.330)
Interest paid	(154.757)	(104.497)
Interest received	1.319	1.970
Income tax paid	(43.807)	(5.803)
Net cash from operating activities	348.171	60.958

Cash flows from investing activities
Payments for investments	(129.919)	(1.730.941)
Group companies and business units (note 3)	(9.142)	(1.624.869)
Property, plant and equipment and intangible assets	(120.777)	(105.259)
Property, plant and equipment	(105.462)	(87.026)
Intangible assets	(15.315)	(18.233)
Other financial assets	0	(813)
Proceeds from the sale of property, plant and equipment	114.516	76.385
Group companies and business units	1.177	0
Property, plant and equipment	79.683	70.913
Other financial assets	33.656	5.472
Net cash used in investing activities	(15.403)	(1.654.556)

Cash flows from financing activities
Proceeds from and payments for equity instruments	(2)	(2.473)
Issue	0	(2.473)
Acquisition of own shares	(2)	0
Proceeds from and payments for financial liability instruments	(222.261)	1.802.630
Issue	23.379	2.987.566
Redemption and repayment	(245.640)	(1.184.936)
Other cash flows from financing activities	(50.784)	(290.923)
Costs of financial instruments issued	(43.752)	(291.270)
Other payments from financing activities	(7.032)	347
Net cash from / (used in) financing activities	(273.047)	1.509.234
Effect of exchange rate fluctuations on cash	293	7.330
Net increase / (decrease) in cash and cash equivalents	60.014	(77.034)
Cash and cash equivalents at beginning of the period	340.586	239.649
Cash and cash equivalents at end of period	400.600	162.615

19

Indebtedness

High Yield Senior Unsecured Notes

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25% . This issuance, together with the senior debt disclosed in the following paragraphs, allowed the Company to obtain necessary funds to pay the acquisition of Talecris on 2 June 2011. In November 2011 the Company registered its High Yield Senior Unsecured Notes with the Securities Exchange Commission (SEC) on Form F4.

Bank Debt: Syndicated loan.

On 23 November 2010 the Group signed senior debt contracts amounting to US dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Group concluded the modification of the terms and conditions of the related agreements and Grifols voluntary made a debt repayment through early amortization of approximately US dollars 240 million.

The Group has incurred costs amounting to 43.8 million euros in the refinancing of the senior debt. The modification of the terms in the embedded derivatives of the senior debt has formed part of the refinancing (see caption (iv) below) and the resulting change in the fair values amounting to US dollars 71.6 million (52.8 million euros) and 12.2 million euros, in the respective US dollars and euro tranches, have reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, Grifols has concluded that the renegotiation of conditions of the senior debt do not trigger for a derecognition of the liability. Therefore, the net amount of the financing cost have reduced the previous amount recognized and will form part of the amortized cost over the duration of the debt. Unamortized financing costs amount to 322.3 million euros at 30 September 2012 (415 million euros at 31 December 2011).

The modifications are as follows:

(i)             reduction of interest rates, retranching (US dollars 600 million from U.S Tranche A to US Tranche B) and modification of embedded floor;

(ii)          removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

(iii)       amendment to the leverage ratio limiting the distribution of dividends, improving from the ratio of 3.75 to the new ratio of 4.5 times, as well as the relaxing of certain conditions relative to certain contracts;

The new conditions of this senior secured debt are as follows:

•                  Non-current financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: U.S Tranche A and Foreign Tranche A.

•                 U.S Tranche A :

•                  Aggregate Principal Amount of US dollars 600 million.

•                  Applicable margin of 325 basic points (bp) linked to US Libor.

•                  No floor over US Libor.

•      Foreign Tranche A :

•                  Aggregate Principal Amount of 220 million euros.

•                  Applicable margin of 350 basic points (bp) linked to Euribor.

•                  No floor over Euribor.

20

•                  Non-current financing Tranche B: six year loan divided into two tranches: US. Tranche B and Foreign Tranche B.

•                 U.S Tranche B :

•                  Aggregate Principal Amount of US dollars 1,700 million.

•                  Applicable margin of 350 basic points (bp) linked to US Libor (325 bp if leverage ratio below 3,25x)

•                  Floor over US Libor of 1.00%

•                 Foreign Tranche B :

•                  Aggregate Principal Amount of 200 million euros.

•                  Applicable margin of 350 basic points (bp) linked to Euribor (325 bp if leverage ratio below 3,25x).

•                  Floor over Euribor of 1.00%

•                  Senior revolving credit facility: Amount maturing on 1 June 2016. At 30 September 2012 no amount has been drawn down on this facility.

•                 U.S Revolving Credit Facility :

•                  Committed Amount : US dollars 35 million

•                  Applicable margin of 325 basis point (bp) linked to US Libor.

•                  U.S.  Multicurrency Revolving Credit Facility:

•                  Committed Amount : US dollars 140 million

•                  Applicable margin of 325 basis point (bp) linked to US Libor

•                  Foreign Revolving Credit Facility :

•                  Committed Amount: 22 million euros.

•                  Applicable margin of 325 basis point (bp) linked to Euribor.

The issue of the High Yield Senior Unsecured Notes and Credit Agreement are subject to compliance with the following covenants: interest coverage ratio and leverage ratio.  At 30 September 2012 the Group is in compliance with these covenants.

Grifols, S.A., Grifols Inc.  and other significant group companies, act as guarantor for the High Yield Senior Unsecured Notes.  Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Company and Grifols Inc.  have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

Derivatives

As the floor included in Tranche A and Tranche B loans were in the money, embedded derivatives existed in those contracts, which were fair valued and separated from the loans at the inception.  As a result of the refinancing conditions signed at 29 February 2012 the two embedded floors have been modified and improved.  The embedded floor included in Tranche A has been eliminated, and the embedded floor for the Tranche B has dropped from 1.75%  to 1.00%. As a consequence of that, the notional amounts for the embedded floors of the senior debt have been sharply reduced for both USD tranches and EUR tranches.  The decline in value of the embedded

21

floors as at 29 February 2012 amounting to US dollars 71.6 million and 12.2 million euros have respectively reduced the senior debt refinanced.

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US dollars 1,550 million each. The hedging, both the rate swap and the floor, have quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. At the end of September 2012, the notional amount for each derivative is US dollars 1,399 million each. The interest rate swap complies with the criteria required for hedge accounting.

Additionally, during May 2012, the EUR interest rate swap has been modified, reducing the fixed interest rate and lengthening the maturity from September 2014 to March 2016. The modified interest rate swap complies with the criteria required for hedge accounting.

The contracts of the unquoted futures expired on 29 June 2012. On 29 June 2012 it was agreed to extend the futures contract to 28 September 2012, through a novation without liquidation under the same terms and conditions. During the nine-month period ended 30 September 2012, Grifols has sold unquoted futures for a total cash income of 31.5 million euros, resulting in a profit for the third quarter in 2012 of 3,526 thousand euros and for the nine-month period ended 30 September 2012 of 27,918 thousand euros.

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group,  are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations

(1) Unaudited pro-forma results from January to May 2011 prepared from the consolidated figures of both companies are provided for guidance purposes only as the purchase of Talecris took place in June 2011

(2) Excluding costs associated to the transaction of Talecris and non recurring costs

(3) The results reported do not include Talecris sales from January to May 2011 as the purchase of Talecris took place in Junes 2011.

22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: October 31, 2012